Tembec Industries Inc.

Annual Information Form

December 12, 2007

For the fiscal year ended September 29, 2007

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE				4
GLOSSARY				4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS				4
ITEM 1 -	DATE OF ANNUAL INFORMATION FORM			5
ITEM 2 -	CORPORATE STRUCTURE			5
ITEM 3 -	GENERAL DEVELOPMENT OF THE BUSINESS			7
	3.1	BUSINESS OVERVIEW		7
	3.2	THREE YEAR HISTORY		7
	3.3	TRENDS		9
ITEM 4 -	NARRATIVE DESCRIPTION OF THE BUSINESS			9
	4.1	PRINCIPAL OPERATIONS		9
		4.1.1	Forest Products Group	10
		4.1.2	Pulp Group	14
		4.1.3	Paper Group	15
	4.2	ENVIRONMENTAL AND SOCIAL POLICIES		16
	4.3	RESEARCH AND DEVELOPMENT		19
	4.4	COMPETITION		19
	4.5	RISK FACTORS		19
ITEM 5 -	DIVIDENDS			23
ITEM 6 -	GENERAL DESCRIPTION OF CAPITAL STRUCTURE			23
	6.1	GENERAL DESCRIPTION OF CAPITAL STRUCTURE		23
	6.2	RATINGS		24
ITEM 7 -	DIRECTORS AND OFFICERS			25
	7.1	INFORMATION CONCERNING DIRECTORS		25
		7.1.1	Attendance Record for Board and Committee Meetings	26
		7.1.2	Independence	26
		7.1.3	Mandate of the Board	27
		7.1.4	Selection of Candidates to the Board of Directors, Orientation and Continuing
			Education	28
		7.1.5	Assessments	28
		7.1.6	Comittees	29
	7.2	COMPENSATION OF DIRECTORS		31
		7.2.1	Former Long-Term Incentive Plan	32
		7.2.2	Deferred Share Unit Plan	32
		7.2.3	Liability Protection for Directors and Officers	32
	7.3	CODE OF ETHICS		32
ITEM 8 -	EXECUTIVE AND OTHER COMPENSATION			33
	8.1	COMPENSATION — UNIONIZED EMPLOYEES		33
	8.2	COMPENSATION — NON-UNIONIZED/MANAGEMENT EMPLOYEES AND EXECUTIVES		33
		8.2.1	Base Salary	33
		8.2.2	Employee Stock Purchase Plan	34
		8.2.3	Short-Term Incentive Plan	34
		8.2.4	Former Long-Term Incentive Plan	34
		8.2.5	Current Long-Term Incentive Plan	35
		8.2.6	Key Employee Retention Plan	36
		8.2.7	CEO Compensation	36
		8.2.8	Executive Compensation	36
	8.3	RETIREMENT PLANS		39
		8.3.1	Retirement Plans — Unionized Employees	39

Annual Information Form

		8.3.2	Retirement Plans — Management Employees and Executives	39
ITEM 9 -	INDEBTEDNESS			41
	9.1	INFORMATION CONCERNING NON-DIRECTOR OFFICERS		44
	9.2	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS		45
ITEM 10 -	AUDITORS			46
ITEM 11 -	LEGAL PROCEEDINGS			46
	11.1	COUNTERVAILING AND ANTIDUMPING DUTIES		46
	11.2	GENERAL		47
ITEM 12 -	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS			48
ITEM 13 -	MATERIAL CONTRACTS			48
ITEM 14 -	INTERESTS OF EXPERTS			48
ITEM 15 -	ADDITIONAL INFORMATION			48
DEFINITIONS				49
SCHEDULE "A"				51
SCHEDULE "B"				57

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DOCUMENTS INCORPORATED BY REFERENCE

Certain specifically identified pages of the audited consolidated financial statements for the fiscal year ended September 29, 2007 (the "2007 Financial Statements") and the Management’s Discussion and Analysis dated November 30, 2007 (the "2007 MD&A") filed with the securities commission or similar authority in each of the provinces of Canada are incorporated by reference into and form an integral part of this Annual Information Form (the "AIF").

GLOSSARY

Unless otherwise noted or the context otherwise indicates, references to the "Corporation" in this AIF are to Tembec Industries Inc. References to "Tembec" are to, as the context may require, either the Corporation or the Corporation together with one or more of its subsidiaries (the "Subsidiaries"), affiliates and its interests in joint ventures and other entities. In addition, unless otherwise defined herein, certain terms are defined in the Definitions section of this AIF. All dollar figures are in Canadian dollars unless stated otherwise.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this AIF, including statements which may contain words such as "anticipate", "could", "expect", "seek", "may", "likely", "intend", "will", "believe" and similar expressions, statements that are based on current expectations and estimates about the markets in which Tembec operates and statements of Tembec’s belief, intentions and expectations about developments, results and events which will or may occur in the future, statements relating to trends, expected operating cost savings and expected capital expenditures, constitute "forward-looking statements". These statements are based on certain assumptions and analyses made by Tembec derived from its experience and perceptions. Unless otherwise indicated, forward-looking statements in this AIF describe Tembec’s expectations as at December 12, 2007. In addition, other written or oral statements that would constitute forward-looking statements may be made from time to time by or on behalf of Tembec.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to:

•  The demand and prices for the products that Tembec sells;
•  Fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar and to the Euro;
•  Raw material availability and prices;
•  Energy costs;
•  Labour availability and labour disruption;
•  The effect and enforcement of environmental and other governmental regulations;
•  First Nations’ land claims;
•  Levels of capital expenditures required to maintain and upgrade processes;
•  Fluctuations in export taxes and/or volume restrictions imposed on lumber exported to the United States;
•  Debt service requirements;
•  Disruption in transportation services;
•  The risk of loss from fires, floods and other natural disasters;
•  Growth Strategy/Acquisitions; and
•  Performance of pension fund investments.

In addition, other risks could adversely affect Tembec and it is not possible to predict or assess all risks. Tembec’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will occur, or if any of them do so, what benefits, including the amount of proceeds, Tembec will derive from them. Except as otherwise indicated, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on Tembec’s business. Such statements do not, unless otherwise specified by Tembec, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them, and cannot be expressed in a meaningful way or in the same way Tembec presents known risks affecting its business. Tembec disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Annual Information Form

TEMBEC INDUSTRIES INC.
ANNUAL INFORMATION FORM

ITEM 1 -

DATE OF ANNUAL INFORMATION FORM

This AIF is dated as of December 12, 2007. Except as otherwise indicated, the information contained in this AIF is stated as at September 29, 2007.

ITEM 2 -

CORPORATE STRUCTURE

The Corporation was formed under the Business Corporations Act (Ontario) on August 29, 1995, by the amalgamation of Malette Inc. and Tembec Finance Corp. and continued under the Canada Business Corporations Act on February 18, 1999, under the name of "Tembec Industries Inc.". On October 1, 2000, it amalgamated with Crestbrook Forest Industries Ltd, on September 30, 2001, with Pine Falls Paper Company Limited, and subsequently, on September 26, 2004, with 4189931 Canada Inc. The Corporation is a wholly-owned subsidiary of Tembec Inc.

There are 536,807,704 Class A shares of the Corporation, 16,627,500 Series 2 Class B shares of the Corporation and 9,103,710 Series 4 Class B shares of the Corporation, all of which are held by Tembec Investments Inc., a wholly-owned subsidiary of Tembec Inc. The Class A shares of the Corporation are the only voting securities of the Corporation.

The Corporation’s head office is located at Suite 1050, 800 René-Lévesque Blvd. West, Montreal, Quebec, H3B 1X9, telephone: 514-871-0137. Its website address is www.tembec.com.

The chart below depicts the Corporation’s principal operating facilities by industry segment as at the date of this AIF and, where appropriate, the subsidiaries or affiliates that operate them. Where the percentage of ownership is less than 100%, it is indicated.

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Spruce, Pine, Fir Lumber and Panels	Paper Pulps	Newsprint
Random Lumber – Bearn, QC	Softwood Kraft – Skookumchuck, BC	Newsprint – Kapuskasing, ON (2)
Random Lumber – Nouvelle, QC (1)	Softwood Kraft – Marathon, ON (5)	Newsprint – Pine Falls, MB
Random Lumber – Saint- Alphonse, QC (1)	Softwood Kraft – Tarascon, France (6)
Random Lumber – Timmins, ON	Hardwood Kraft – Saint-Gaudens, France (7)	Coated Paper
Random Lumber – Hearst, ON	Hardwood High Yield – Témiscaming, QC (2)	Coated No. 3 and 4 – Saint- Francisville, LA (10)
Random Lumber – Chapleau, ON	Hardwood High Yield – Matane, QC (2)
Random Lumber – Elko, BC	Hardwood High Yield – Chetwynd, BC	Specialty Paper
Random Lumber – Canal Flats, BC		Specialty Kraft Paper Saint-Francisville, LA (10)
Random Lumber- Cranbrook, BC	Specialty Pulps	Coated paperboard- Témiscaming, QC (2)
Stud Lumber – Taschereau/LaSarre, QC	Specialty Cellulose - Témiscaming, QC (2)
Stud Lumber – Senneterre, QC	Fluff – Tartas, France (8)
Stud Lumber – Cochrane, ON	Dissolving – Atholville, NB (9)
Stud Lumber – Kapuskasing, ON (2)
Finger Joint Lumber – Cranbrook- BC

Specialty Wood
Pine and Hardwood Lumber – Mattawa, ON	(1) 50% participation held through Produits Forestiers, Temrex Limited Partnership.
Hardwood Lumber – Huntsville, ON	(2) Held through Tembec Enterprises Inc. (formerly Spruce Falls Inc.)
Hardwood Flooring – Huntsville, ON	(3) 50% participation held through Temlam Inc.
Pre-Finished Hardwood Flooring – Toronto, ON	(4) 50% participation held through Jager Building Systems Inc.
(5) 50% participation held through Marathon Pulp Inc.
Engineered Wood	(6) Held through Tembec Tarascon S.A.S.
LVL – Ville Marie, QC (3)	(7) Held through Tembec Saint-Gaudens S.A.S.
Engineered Finger Joint Lumber - LaSarre, QC	(8) Held through Tembec Tartas S.A.S.
LVL – Amos, QC (3)	(9) 50% participation held through AV Cell Inc. reduced to 25% on September 30, 2007.
Wood I-Beam – Blainville, QC (4)	(10) Held through Tembec USA LLC.
Wood I-Beam – Bolton, ON (4)
Wood I –Beam – Calgary, AB (4)

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Investments

Spruce, Pine and Fir ("SPF") Lumber

The Corporation holds a 50% interest in Temrex Forest Products, Limited Partnership, which owns and operates two sawmills in the Gaspé region of the province of Quebec, respectively located in Nouvelle and St-Alphonse.

Engineered Wood

The Corporation holds a 50% interest in Temlam Inc. ("Temlam"), which owns and operates an engineered wood products business comprised of laminated veneer lumber ("LVL") plants in Ville Marie and in Amos, Quebec, and 3 wood I-beam plants located in Blainville, Quebec, Bolton, Ontario and Calgary, Alberta.

Specialty Cellulose

The Corporation holds a 50% interest in AV Cell Inc. which owns and operates a dissolving pulp mill located in Atholville, New Brunswick. On September 30, 2007, the Corporation’s interest in AV Cell Inc. was decreased to 25%.

Northern Bleached Softwood Kraft

Tembec holds a 50% interest in Marathon Pulp Inc. which owns and operates a softwood kraft pulp mill in Marathon, Ontario.

ITEM 3 -

GENERAL DEVELOPMENT OF THE BUSINESS

3.1

BUSINESS OVERVIEW

Tembec is a large, diversified and integrated forest products corporation with operations principally located in North America and in France. Its business segments are forest products, pulp, paper and chemicals. As the chemical business represents less than 10% of the Corporation’s consolidated sales and consolidated assets, it is not discussed in this AIF.

Tembec produces approximately 1.7 billion board feet of lumber, 2.1 million tonnes of pulp and 1.0 million tonnes of paper. A breakdown of production capacities by operating facility is included in the Segment Review section of the 2007 MD&A. For the fiscal year ended September 29, 2007, Tembec had sales of $2.7 billion, EBITDA of $69 million, operating earnings of $127 million and a net loss of $45 million. Tembec’s total assets at that date were $2.6 billion and it employed approximately 8,000 people. The segmented results and the breakdown of sales of the Corporation’s products by geographic areas are shown on pages 5 to 6 of the Corporation’s 2007 Financial Statements.

Tembec’s strategy is to (i) diversify its business among the forest products, pulp products and paper products sectors; (ii) strive to maintain low cost, efficient operations; and (iii) utilize its technical and operating expertise to develop niche products and markets within its business segments.

3.2

THREE YEAR HISTORY

The following summarizes major events that have occurred over the past three years:

Forest Products Group

In January 2005, Tembec announced the permanent closure of its Opasatika, Ontario and Kirkland Lake, Ontario SPF sawmills. The two sawmills had a combined annual capacity of 130 million board feet or 7% of the Corporation’s total SPF capacity. The Corporation was able to mitigate the loss of capacity by reallocating timber to its other regional sawmills.

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In June 2005, the Corporation idled several facilities. These included an SPF sawmill in LaSarre, Quebec, a specialty hardwood and pine sawmill in Davidson, Quebec, a specialty hardwood sawmill in Temiscaming, Quebec and a lumber remanufacturing facility in Brantford, Ontario. The SPF sawmill had a capacity of 100 million board feet, representing 6% of the Corporation’s total capacity. The Corporation was able to mitigate the loss of capacity by reallocating timber to its other regional sawmills. The two specialty sawmills had a capacity of 70 million board feet, representing 38% of the Corporation’s annual capacity. The closure of the lumber remanufacturing facility represented an exit from this particular activity, as the Corporation did not own any other similar facility.

In 2005, Temlam completed the construction of a 4.6 million cubic feet LVL plant at Amos, Quebec at a cost of $130 million. The plant was started in early calendar 2006 and reached acceptable operating levels in September 2006.

In February 2006, the Corporation completed the sale of its oriented strandboard ("OSB") business located in Saint-Georges-de-Champlain, Quebec to Jolina Capital Inc. for a total consideration of $98 million, of which $88 million were payable at closing, and the balance payable in the form of a $10 million interest-bearing note, repayable in equal annual installments over a five-year period.

In fiscal 2006 and 2007, the Corporation announced a series of temporary shutdowns, ranging from a few weeks to indefinite periods of time, at various sawmills located in Ontario and Quebec. These shutdowns were due to several factors including poor market conditions, low product pricing and the high relative value of the Canadian dollar versus the U.S. dollar.

In August 2007, the Corporation sold its interest in the idled Davidson Pine and Hardwood sawmill for nominal proceeds.

In August 2007, the Corporation announced that it had completed the acquisition of the assets of Chapleau Cogeneration Limited located in Chapleau, Ontario. The transaction included a biomass fired boiler and steam turbine with an installed capacity of 7.2 megawatts. Consideration for the assets consists of a series of future annual payments to 2022, with a present value of approximately $1 million. With the addition of the Chapleau facility, Tembec’s total captive generating capacity at its facilities in Canada and France now exceeds 150 megawatts, of which 26 megawatts are located in Ontario. All of the Ontario capacity would be considered "green energy", based on either hydro or biomass fired generation.

In October 2007, the Corporation announced that it had completed the sale of approximately 345 hectares of land located in and around Fernie, British Columbia. Gross proceeds for the transaction were approximately $17 million. This sale was in addition to the sale of other parcels in the same area during fiscal 2007 that generated another $13 million in gross proceeds. The sale of the Fernie lands will have no impact on the Corporation’s ability to provide fibre to its sawmill operations.

Pulp Group

In April, 2006, the Corporation announced that its market pulp mill in Smooth Rock Falls, Ontario would be idled indefinitely, effective July 31, 2006. The Smooth Rock Falls mill produced 200,000 tonnes of Northern Bleached Softwood Kraft (NBSK) pulp annually, representing 9% of the Corporation’s total annual capacity. On December 5, 2006, the Corporation announced the permanent closure of the pulp mill. This closure was necessary in light of the high value of the Canadian dollar and high manufacturing costs at this site relative to global competition.

Paper Group

In May 2005, Tembec announced the idling of the Saint Raymond, Quebec paper mill. The facility had the capacity to produce 65,000 tonnes of coated and uncoated groundwood papers. The idling reduced the Corporation’s total paper output by 6%.

In the March 2006 quarter, Tembec permanently idled a pressurized groundwood pulp line and an unbleached board machine at the Saint Francisville, Louisiana paper mill. The unbleached board machine had a capacity of 80,000 tonnes, representing 7% of Tembec’s paper capacity. On July 31, 2007, the rest of the Saint Francisville paper mill was indefinitely idled. The paper mill had a capacity of 430,000 short tons of coated and specialty papers. Tembec is reviewing the full range of alternatives for this site.

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Annual Information Form

In April 2007, Tembec sold its interest in the idled Saint Raymond Quebec paper mill for nominal proceeds.

Other Developments

In February 2006, Tembec received a compensation payment of $5 million from the province of British Columbia associated with reductions in Tembec’s allowable annual cut ("AAC") related to its operations in Southeastern British Columbia. This AAC reduction was part of the government’s province-wide timber reallocation process. There was also an additional payment in recognition of road and other infrastructure investments in areas affected by the reduction

In February, 2006, the Province of Ontario confirmed it would commence funding 100% of the cost of primary road building and 50% of the cost of building secondary roads. This was in addition to support for maintenance costs on primary roads announced during fiscal year 2005. The combined effect of the foregoing road building and maintenance funding measures and those announced in summer 2006 should result in a cost reduction in the range of $2.90 per cubic meter on volumes harvested in Ontario.

On October 30, 2006, Tembec announced that it had received a payment of U.S. $242 million pertaining to softwood lumber duty deposits made by Tembec to U.S. Customs since May 2002. The funds were advanced by Export Development Canada ("EDC") as part of a financing transaction made possible by the 2006 Softwood Lumber Agreement between Canada and the United States. The Agreement provided for the return of approximately 82% of the U.S. dollar value of duties deposited by Tembec. The purchase by EDC of the duties to be refunded eliminated the waiting period anticipated for U.S. Customs to process the refunds. The positive impact of the refunded duties was recorded in the Corporation’s December 2006 quarterly financial results.

Financing

In the spring of 2005, Tembec put in place a three-year committed revolving line of $150 million with CIT Business Credit Canada Inc. ("CIT"), and a three-year committed revolving line of $190 million with a syndicate of banks, subsequently increased to $200 million, both of which replaced existing operating facilities. In June 2006, the syndicate of banks declined the extension of the operating line of credit. It became a non-revolving line of $136 million expiring in June 2008.

In January 2007, the Corporation announced that it had amended and restated its working capital loan facility with CIT. The restated and amended loan facility is a three-year committed revolving working capital facility of $250 million, available to both the Corporation and its wholly-owned subsidiary, Tembec Enterprises Inc. (formerly Spruce Falls Inc.). The facility matures on December 15, 2009 subject to annual extensions. The amended and restated facility effectively replaced the $150 million revolving working capital facility with CIT and the $136 million non-revolving working capital facility that would have matured in June 2008. In May 2007, Tembec amended the loan facility with CIT to make it a syndicated loan.

3.3

TRENDS

Reference is made to the Segment Review section of the 2007 MD&A.

ITEM 4 -

NARRATIVE DESCRIPTION OF THE BUSINESS

4.1

PRINCIPAL OPERATIONS

Tembec’s business is centered around the production and sale of forest, pulp and paper products. The manufacturing assets of the Corporation are located primarily in Canada, with a fairly large presence in the eastern part of the country, namely, Northeastern Ontario and Northwestern Quebec.

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Tembec has approximately 8,000 employees of which approximately 6,000 are covered by collective bargaining agreements. At the end of September 2007, there were 6 agreements covering 450 employees that had expired. During fiscal 2008, a total of 4 agreements covering 1,000 employees will expire.

The birthplace of the Corporation is the town of Temiscaming, Quebec. It is one of the more significant production sites owned by Tembec, representing approximately 21% of consolidated sales. The Temiscaming complex, as the site is referred to, includes 3 pulp lines which produce specialty cellulose and high-yield pulps, a 3-ply coated paperboard machine, an ethyl alcohol production facility, a liquid resin plant, a lignosulfonate spray drying operation, a biomass boiler which generates steam and electricity, burns wood waste and sludge as well as primary, secondary and anaerobic effluent treatment facilities.

The lumber and paper businesses are more North American in nature and the Corporation’s assets in these segments are located in this market. The pulp business is more global in nature, with Europe and China being the largest consumers. Three of the ten pulp mills, which represent 34% of Tembec’s pulp production are located in Europe. The other seven pulp mills are located in Canada. The following sections provide specifics in relation to each of the Corporation’s principal business segments.

4.1.1

Forest Products Group

The Forest Products Group produces an extensive range of commodity and value-added forest products focusing on three main product groups: (i) SPF, (ii) Specialty Wood products and (iii) Engineered Wood products. For the fiscal year ended September 29, 2007, the Forest Products Group generated external sales of $685 million as compared to $905 million in fiscal 2006, negative EBITDA of $66 million as compared to a positive EBITDA of $37 million in fiscal 2006 and operating earnings of $132 million as compared to an operating loss of $15 million in fiscal 2006. The Forest Products Group’s annual sales accounted for approximately 25% of Tembec’s total consolidated sales in fiscal 2007 as compared to 30% in fiscal 2006.

The following table summarizes the annual operating levels of each operating facility by product group

SPF LUMBER

Location and Product	MBF

Stud Lumber
Taschereau/La Sarre, QC (1)	200,000
Senneterre, QC	150,000
Cochrane, ON	170,000
Kapuskasing, ON	105,000

Random Lumber
Elko, BC (2)	270,000
Canal Flats, BC (2)	180,000
Hearst, ON	160,000
Timmins, ON	100,000
Chapleau, ON	135,000
Bearn, QC	110,000
Nouvelle/St-Alphonse, QC (3)	75,000

Finger Joint Lumber
Cranbrook, BC	25,000
1,680,000

SPECIALTY WOOD

Location and Product	MBF
Mattawa, ON - Pine and Hardwood Lumber	30,000

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Huntsville, ON – Hardwood Lumber	30,000
60,000

Thousand ft.[2]
Huntsville, ON - Hardwood Flooring	12,000
Toronto, ON - Pre-Finished Hardwood Flooring	8,000
20,000

ENGINEERED WOOD

Location and Product	Thousand ft.[3]
Ville-Marie, QC (4) – Laminated Veneer Lumber	475
Amos, QC (4) (5) – Laminated Veneer Lumber	2,300

2,775

MBF
La Sarre, QC - Engineered Finger Joint Lumber	60,000

Thousand
linear ft.
Bolton, ON (4) – Wood I-Beams	40,000
Calgary, AB (4) – Wood I-Beams	18,000
Blainville, QC (4) – Wood I-Beams	5,000
63,000

_______________________
(1) Sites are operated as a combined entity.
(2) The Elko and Canal Flats Sawmills rely on Cranbrook Planing Mill to dry and dress 80,000 MBF of lumber.
(3) Volumes reflect 50% of the actual plant operating level, as the units are part of the Temrex joint venture.
(4) Volumes reflect 50% of the actual plant operating level as the units are part of the Temlam joint venture.
(5) Projected operating level as mill is in start-up phase.

Products and Markets

The SPF lumber sawmills produce various types, species and grades of lumber which are used primarily for residential and commercial construction. Higher value SPF lumber products include J-Grade, TemPlusTM and TemSelectTM and machine stress rated grades. Pine and hardwood lumber are used in a wide variety of applications, including furniture, flooring and specialty residential and commercial applications. Hardwood flooring products are targeted for residential, commercial and recreational applications. The engineered wood products business manufactures LVL and I-beams which are used in specialized residential and commercial construction applications such as roof and floor truss systems as well as beam and header applications. In addition, the Forest Products Group produces and ships approximately 1.6 million tonnes of wood chips, approximately 83% of which are directed to Tembec’s pulp and paper facilities.

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The SPF lumber industry is subject to both cyclical and seasonal fluctuations in demand, which can lead to volatility in prices. North American solid wood products demand is influenced by the general level of economic activity, consumer confidence and interest rates. All of the above impact on housing construction starts, which is generally regarded as the best indicator of lumber demand. The total North American lumber demand is approximately 67 billion board feet, with U.S. demand of approximately 56 billion board feet and the balance being consumed in Canada. U.S. producers currently supply 35 billion board feet, leaving a U.S. domestic shortfall of approximately 21 billion board feet. Canadian producers annually sell a total of 33 billion board feet, shipping 19 billion board feet to the U.S. and exporting 3 billion board feet outside North America. The remaining 11 billion board feet is consumed domestically in Canada. Tembec’s production capacity represents approximately 2% of the North American SPF lumber capacity.

The Forest Products Group business fosters a highly diversified customer base. Products are sold by Tembec’s own internal sales force directly to large retailers, industrial end-users and distributors. Tembec markets most of its solid wood products in North America. In fiscal 2007, 46% of Tembec’s consolidated sales occurred in Canada and 50% in the United States.

As a result of the significant dependence on the U.S. market, Tembec’s forest products’ competitiveness is heavily influenced by the relative strength of the Canadian dollar versus the U.S. dollar. The Corporation competes directly with other Canadian and U.S. producers of SPF lumber. While selling prices, product quality and customer service are important factors affecting competition, other factors such as fibre costs, foreign exchange rates and the Canada/USA Softwood Lumber Agreement (the "2006 Softwood Lumber Agreement") also have an impact on the Corporation’s competitive position. The agreement, which came into force on October 12, 2006, revoked all existing countervailing and antidumping duty orders on softwood lumber shipped to the U.S. from Canada and required Canadian exporters to the U.S to pay an export tax which varies inversely with the price of lumber. Effective January 1, 2007, Tembec’s Quebec and Ontario sawmills became subject to a combination of export taxes and volume restraints or quotas that vary depending on the option selected by individual Canadian provinces. The Corporation’s Eastern Canadian sawmills located in Quebec and Ontario are currently subject to export quota limitations and a 5% export tax on lumber shipped to the U.S. The Corporation’s B.C. sawmills are subject to a 15% export tax but shipments are not restricted by any quotas. Under certain circumstances, the tax may be increased to 22.5%. Prior to the 2006 Softwood Lumber Agreement, Canadian lumber producers were forced to deposit in excess of $U.S. 5 billion of countervailing and antidumping duties to U.S. Customs since May 2002. On October 30, 2006, Tembec received payment of U.S. $242 million pertaining to softwood lumber duty deposits made by Tembec to U.S. Customs since May 2002. The Agreement provided for the return of approximately 82% of the U.S. $ value of duties deposited by the Corporation, including accrued interest.

Fibre Supply

Tembec’s Canadian forestry operations are managed by the Forest Resources Management Group. This includes the harvesting of timber, either directly or through contractors, and all silviculture and regeneration work required to ensure a sustainable supply of wood fibre to the manufacturing units. The Forest Resources Management Group is also responsible for third-party timber purchases and wood chip production from whole log chippers which are required to supplement total requirements. Its main objective is the optimization of the flow of timber to the various manufacturing units.

Tembec seeks to maximize the utilization of timberlands for which it is responsible through efficient management and by following sustainable forest management practices so that the timberlands provide a continuous supply of wood for future needs. Site preparation, planting and harvesting techniques are continually improved through a variety of methods, including genetic research and computerization.

As Tembec’s forestry activity in Canada is conducted primarily on Crown land, the Forest Resources Management Group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations.

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Quebec

Tembec has timber supply and forest management agreements (commonly known as "CAAFs") with the Ministry of Natural Resources (Quebec) for the supply of its Quebec sawmills. Each CAAF has a term of 25 years and is subject to review and renewal every five years. Renewal at the end of each five-year period remains at the discretion of the Ministry of Natural Resources (Quebec) and is subject to its determination that Tembec has satisfied the obligations specified under the relevant CAAF. The province of Quebec is presently reviewing all CAAFs in preparation for the next five-year period commencing April 2008. Final CAAF allocations will be announced between November 2007 and March 2008.

Ontario

Tembec’s cutting rights are provided principally through several Sustainable Forest Licenses on Crown land issued by the Ministry of Natural Resources (Ontario). These licenses expire at different dates and have 20-year terms and are renewable every five years. Their renewal is based on satisfactory performance determined by independent audits and approval of the Ministry of Natural Resources (Ontario).

Manitoba

In Manitoba, Forest Management License Agreements ("FMLs") enable holders to harvest to sustainable levels. The FMLs are valid for 20-year terms and are renewable every 10 years, upon approval of a ten year forest management plan ("FMP"). An environmental licensing process accompanies the submission of the long-term forest management plan resulting in the issuing of a ten-year environmental license. Tembec’s 20-year FMP expired on January 1, 1998. Due to extenuating circumstances, a new FMP was not produced and Tembec operations have been approved based upon annual operating plans since that time. The province of Manitoba has notified Tembec that a new 20-year FMP must be submitted for Tembec’s FML by January 1, 2008. The province has also provided Tembec notice that the current FML will not be extended when the new FMP is approved and that a new FML will be required by December 31, 2008. Discussions regarding the new FML between the province of Manitoba and Tembec commenced in 2007 in order to be fully prepared with a new agreement prior to the expiry date of the current FML on December 31, 2008.

British Columbia

Approximately 95% of all timberlands in the Province of British Columbia are Crown lands. Rights to harvest Crown timber may be granted on behalf of the Crown in the form of forest tenures regulated under the British Columbia Forest Act, the Forest Practices Code of British Columbia Act and the Forest and Range Practices Act and associated regulations.

The forms of forest tenures held by Tembec are one tree farm license (25-year term replaced every 5 to 10 years), three forest licenses (15-year term also replaced every 5 to 10 years) and two Non-Replaceable Forest Licenses (5-year term). Such licenses typically confer to their holder the right to harvest a specific volume of timber on Crown lands. In harvesting these tenures, the Corporation is required to satisfy specific government objectives which include forest management, protection of non-timber resources, harvesting, reforestation and protection of archaeology and cultural heritage sites.

Stumpage and Other Charges

Provincial authorities impose stumpage fees on volumes of wood cut on Crown land. These fees are determined under specific mechanisms in each province. Part of the mandate of the Forest Resources Management Group is to ensure that stumpage charged by the Provincial Governments reflects the fair value of the timber being harvested.

Due to the mountain pine beetle infestation in British Columbia and the resultant deterioration in log quality, Provincial authorities have committed to changing the method of scaling and pricing logs in the Province. These legislative changes came into effect in spring 2006. More particularly, on April 1, 2006 new log grades were established for the interior of the province and on July 1, 2006 a market based pricing system for the interior of the province also came into force.

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4.1.2

Pulp Group

The Pulp Group currently consists of ten manufacturing facilities operating at nine sites. The facilities are divided into two main categories: paper pulps (softwood kraft and hardwood kraft and high-yield pulps) and specialty pulps (specialty cellulose, fluff and dissolving pulps). Eight of the pulp mills are wholly-owned and Tembec has a 50% joint venture position in the Marathon, Ontario, softwood kraft pulp mill and in the Atholville, New Brunswick, dissolving pulp mill. On September 30, 2007, the Corporation’s interest in the Atholville, New Brunswick, dissolving pulp mill was decreased to 25%. In the fiscal year ended September 29, 2007, the Pulp Group generated external sales of $1.38 billion as compared to $1.36 billion in fiscal 2006, EBITDA of $149 million as compared to $25 million in fiscal 2006 and operating earnings of $47 million as compared to an operating loss of $245 million in fiscal 2006.

The following table summarizes the products and capacity levels of each facility by main type:

Location and Product

Paper Pulps	Tonnes

Softwood Kraft
Skookumchuck, BC	270,000
Tarascon, France	260,000
Marathon, ON (1)	100,000
630,000

Hardwood Kraft
Saint-Gaudens, France	305,000

Hardwood High-Yield
Temiscaming, QC	315,000
Matane, QC	250,000
Chetwynd, BC	230,000
795,000
Specialty Pulps
Temiscaming, QC – Specialty Cellulose	165,000
Tartas, France – Fluff	155,000
Atholville, NB (2) – Dissolving	60,000
380,000

Total	2,110,000

(1) 50% of current annual capacity.
(2) On September 30, 2007, the Corporation’s interest in this mill was decreased to 25%.

Products and Markets

Most paper grade market pulps, primarily kraft, are produced by chemical processes, although high-yield pulps are made by mechanical methods. Kraft paper pulps are used to produce a variety of high-quality paper products with specific brightness and strength characteristics. Softwood kraft normally sells for a premium over hardwood kraft as its longer fibres provide required strength properties for paper producers. High-yield market pulps have been produced in North America since the mid 1980’s. Initially, most high-yield pulps were manufactured with softwood and utilized in tissue and towel applications, where their superior bulk and absorbency are desired characteristics. However, Tembec had always maintained a strategy of targeting the use of high-yield pulps in paper production. The strategy led to the development of hardwood high-yield grades made from birch, aspen and maple. Although high-yield pulps are lower than kraft pulps in tensile and tear strength, they offer advantages in bulk and opacity.

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Specialty pulps are used in a wide variety of applications. The specialty cellulose pulp mill in Temiscaming, Quebec, produces high purity cellulose, which is used in textiles, pharmaceuticals, food additives and industrial chemicals. The pulp mill in Tartas, France, also produces fluff pulp using the sulphite process and it is sold to manufacturers of disposable sanitary products who then break down the pulp rolls into individual fibres to give their products bulk, softness and absorbency. Disposable baby diapers account for a large percentage of fluff pulp consumption. Feminine napkins, adult incontinence diapers and nursery pads are other important end-uses. The dissolving pulp grades produced in Atholville, New Brunswick, are also highly purified grades of cellulose pulp. They are used in the manufacture of rayon staple textile fibre by affiliates of the Aditya Birla Group, Tembec’s joint venture partner in AV Cell Inc.

The pulp market is international in nature, with large volumes of pulp moving duty-free between net-producing regions and net-consuming regions. Global market pulp demand is approximately 51 million tonnes. Western Europe, including Nordic countries, is the largest producing region of market pulp at 14 million tonnes per year followed by South America at 12 million tonnes and Canada at 11 million tonnes. Europe is the largest consuming region at 19 million tonnes per year, followed by North America at 9 million tonnes and China at 8 million tonnes.

Tembec markets its pulp on a world-wide basis, primarily through its own sales force, with a network of offices in Canada, Switzerland, China, Taiwan, Japan, South Korea and Spain. This is consistent with Tembec’s strategy of selling directly to customers and establishing long-term strategic relationships. Tembec’s sales force also markets pulp and paperboard produced by third parties. In fiscal 2007, agency pulp sales totaled 1,000 tonnes compared to 2,000 tonnes in fiscal 2006. Sales from the Pulp Group represented approximately 50% of Tembec’s total consolidated sales in fiscal 2007.

Fibre Supply

Tembec’s North American pulp mills consumed approximately 2.1 million bone dry tonnes of wood chips in fiscal 2007. Of this amount, approximately 41% was supplied by the Forest Products Group. The remainder is purchased from third parties under contracts and agreements of various durations. The three pulp mills located in southern France purchase their fibre requirements from many private landowners.

4.1.3

Paper Group

The Paper Group currently consists of four facilities with a total of nine operating paper machines producing newsprint, coated paper, coated board and specialty paper products. For the fiscal year ended September 29, 2007, the Paper Group generated sales of $509 million as compared to $558 million in fiscal 2006, EBITDA of $5 million as compared to an EBITDA of $21 million in fiscal 2006 and an operating loss of $27 million as compared to an operating loss of $15 million in fiscal 2006.

The following table summarizes the products and capacity levels of each facility by main type:

Location and Product

Newsprint	Tonnes(1)
Kapuskasing, ON – Newsprint	330,000
Pine Falls, MB – Newsprint	185,000
515,000
Coated Paper
Saint Francisville, LA(2) – Coated	280,000

Specialty Paper
Saint Francisville, LA(2) – Specialty Kraft Paper	30,000
Temiscaming, QC – Coated Paperboard	180,000
210,000
Total	1,005,000

(1) Although the above table shows all capacities in metric tonnes, coated paper and certain specialty paper are sold primarily in short tonnes.
(2) The Saint Francisville mill was indefinitely idled on July 31, 2007.

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Products and Markets

Newsprint is used primarily for the publication of daily newspapers. It is generally considered to be a commodity product, having a uniform definition and few distinct differences. Newsprint demand is driven primarily by the requirements of daily newspapers. Canadian manufacturers of newsprint are very dependent on export markets, particularly the U.S. market. In calendar year 2007, the total North American newsprint demand will be approximately 8.7 million tonnes with the U.S. market consuming 7.7 million tonnes. U.S. producers currently supply 3.9 million tonnes of this requirement. Canadian newsprint producers annually sell a total of 6.7 million tonnes, shipping 3.7 million tonnes to the U.S. and exporting 1.9 million tonnes outside of North America. As a result of this large dependence on the U.S. market, Tembec’s newsprint competitiveness is heavily influenced by the relative strength of the Canadian dollar versus the U.S. dollar. Tembec’s newsprint capacity represents approximately 4% of total North American production capacity.

The Corporation’s Paperboard Group’s sales focus is on lightweight, fully bleached coated board used in commercial printing. The board is sold primarily in North America through its own sales force with sales offices located in the United States and Canada. The Paperboard Group sells its board directly to merchants and to large printers.

The focus of the Paper Group is the North American market which accounted for 93% of sales in fiscal 2007, with the U.S. representing 76% of total sales. For fiscal year 2007, the Paper Group represented 19% of consolidated sales.

Fibre Supply

The Paper Group’s newsprint operations received approximately 80% of their newsprint virgin fibre requirements through internal sources with the remainder purchased from sawmills and third-party suppliers. The newsprint mills consumed 411,000 tonnes of wood chips and round wood in the last fiscal year. All of the wood fibre required by the Saint Francisville facility was purchased from industrial and privately owned land.

The pulp group provides the high yield pulp and a portion of the NBSK pulp required by the Temiscaming paperboard operation. Other purchases of kraft pulp are made on the open market.

The Kapuskasing and Pine Falls mills both produce newsprint that contains recycled fibre. They utilize de-inked recycled pulp produced from old newspapers ("ONP") and old magazines ("OMG"). Their consumption of ONP and OMG was 77,200 tonnes in the last fiscal year. ONP and OMG are purchased from various merchants and collection groups.

4.2

ENVIRONMENTAL AND SOCIAL POLICIES

Tembec is committed to demonstrating responsible stewardship of resources and continuous improvement of its environmental performance. The Corporation’s objectives are to:

  Maintain compliance with its corporate principles and environmental policy;
  Comply with all applicable environmental legislation and continually improve its environmental performance;
  Integrate sustainable development into its business and operating plans;
  Respond effectively to environmental issues; and
  Obtain recognized environmental certifications.
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Environmental Management Programs:

These objectives have been incorporated into Tembec’s Impact Zero® and Forever Green® Environmental Management Programs ("EMPs"), which minimize the impact of manufacturing activities and forest operations on the environment. To administer the programs and achieve the environmental goals associated with them, the Corporation has implemented an Environmental Management System ("EMS") in accordance with the ISO 14001 standard.

Impact Zero®

The main goal of Tembec’s Impact Zero® EMP is to minimize the impact of manufacturing activities on the environment. Impact Zero® includes objectives, targets and action plans for all Tembec manufacturing units, based on specific performance criteria and established reference targets. Through Impact Zero®, Tembec aims to become a world leader in the areas of environmental protection and sustainable development.

Forever Green®

Tembec’s Forever Green® EMP is designed to promote environmental protection, sustainable forest management and continuous improvement of the Corporation’s environmental performance in all forest operations. Tembec has developed the Forever Green® Guiding Principles to direct forest managers in establishing environmental objectives and targets, which are reviewed annually. As part of Forever Green®, Tembec has also made a commitment to certify all its forest operations to Forest Stewardship Council ("FSC") standards. Through Forever Green®, Tembec aims to become a world leader in responsible forest stewardship.

In 2007, Tembec’s EMPs were already in place at all Tembec manufacturing and forest operations, except those that were recently acquired.

Each year, the Corporation fully reviews all progress accomplished through Tembec’s EMPs to ensure continuous improvement in its environmental performance.

Environmental Management System (ISO 14001)

On January 25, 2001, Tembec’s EMS was certified as being in compliance with ISO 14001. Every business unit acquired by Tembec must fully implement the EMP as well as the EMS, and achieve ISO 14001 certification for its EMS within 36 months. Teams of internal and external auditors audit all EMS procedures to ensure compliance with ISO 14001 and Tembec’s environmental requirements. Every three years, audits are conducted at each site to ensure compliance with all applicable laws and regulations.

Environmental Performance

Tembec has developed environmental performance indicators to continually monitor the progress of each of its business units towards the achievement of EMP objectives and targets, as well as regulatory standards. The indicators are available in chart form on the Tembec website at http://www.tembec.com/public/ Environnement/Indicateurs-de-performance.html.

On the whole, the Corporation’s environmental performance is in compliance with statutory and regulatory requirements governing atmospheric emissions, effluent and solid waste. In fact, through EMPs, the Corporation exceeds in many cases statutory and regulatory requirements.

Over the years, Tembec has implemented voluntary measures to protect the environment. Since 1990, Tembec has been taking action to significantly reduce its greenhouse gas emissions, and has actively supported and promoted the Kyoto Protocol. Tembec has established specific objectives and targets to reduce energy consumption and greenhouse gas emissions at its mills, and has set goals to improve biomass recovery as a source of energy.

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Tembec’s initiatives, including those described above, have already led to significant improvements in the Corporation’s overall environmental performance. Moreover, the implementation of Tembec’s EMPs at all the Corporation’s sites will ensure continuous improvement of Tembec’s environmental performance in accordance with the Corporation’s strong commitment to environmental protection and sustainable development.

Forest Stewardship Council Certification

In October 2007, Tembec was awarded FSC certification for its forestry practices on Forest License 01 at Pine Falls, Manitoba, and was successful in expanding the scope of the Martel Forest at Chapleau, Ontario. The total area of FSC certified forests under license to Tembec is 9.7 million hectares in four Canadian provinces.

The Tembec portfolio of twelve FSC certificates in Canada marks the completion of a commitment made jointly between Tembec and World Wildlife Fund –Canada in 2001 to achieve FSC certification across its forestry operations. Going forward, new FSC certification projects with forest management partners are underway with completions scheduled throughout 2008.

To meet growing customer interest in product traceability and FSC labeling, FSC Chain of Custody ("COC") certification at all of Tembec’s pulp, solid wood and paper operations was completed in 2007. Over 30 COC certificates are in place to provide assurance that all fibre sources for the Corporation’s facilities originate from FSC Controlled or FSC certified sources.

Forest conservation, in tandem with the implementation of sustainable forestry practices, remains a key theme for the Tembec Forest Resource Management Group. In partnership with regional and national environmental organizations such as the World Wildlife Fund – Canada, Wildsight (British Columbia) and Canadian Parks and Wilderness Society – Manitoba, Wildlands League – Ontario, Tembec forestry personnel contributed to the identification and protection of thousands of hectares of woodland and mountain caribou habitat across Canada.

In recognition of the combined strength of corporate leadership and local forestry team implementation in achieving FSC certification on such a significant scale, Tembec received the prestigious FSC Canada Winds of Change award in September 2007. This milestone was preceded by a second award in May, the Forest Leadership Partnership award selected by an international panel of jurists recognizing the significant accomplishments of the WWF-Canada and Tembec partnership.

First Nations Policy

In protecting and enhancing the resources in its care, Tembec is also cognizant of and recognizes its presence in territories on which Aboriginal People assert rights and interests. The Corporation has adopted a First Nations policy, the purpose of which is to build relationships with Aboriginal People located in the vicinity of the Corporation’s operations. Tembec’s policy covers areas such as capacity building, employment opportunities, information-sharing, business relations and measures to harmonize traditional land use and forestry operations.

Tembec has agreements in place with the Ktunaxa Nation Tribal Council representing five communities in southeastern British Columbia and with three communities in northeastern British Columbia in the vicinity of Chetwynd. Tembec has entered into these agreements to promote a positive long-term working relationship between the parties, and to identify the means to accommodate community interests.

Tembec has partnership agreements in place with communities and businesses associated with Missanabie Cree First Nation, Wahgoshig First Nation, Nipissing First Nation, Moose Cree First Nation, Constance Lake First Nation and Taykwa Tagamou Nation in Ontario to recognize the interest of the community in participating in forest management activities, creation of economic opportunities and consultation initiatives.

In Quebec, Tembec has agreements in place with the following First Nations communities Long Point First Nation, Timiskaming First Nation, Wolf Lake First Nation, Eagle Village First Nation, Pikogan First Nation, Lac Simon First Nation and Listuguj First Nation. These agreements are in place to accommodate the traditional activities of the communities during forestry planning and operations through the identification of areas of concern and development of measures to harmonize. Financial support to assist the community in engaging in resource management is also provided.

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4.3

RESEARCH AND DEVELOPMENT

Tembec considers research and development ("R&D") essential to its growth and to its long-term ability to compete successfully on world markets. Tembec’s mission of minimizing costs and encouraging innovation while protecting the environment is backed by its history of continued research investment. R&D activities are carried out with specialized research centers, Canadian and foreign universities, strategic equipment and technology developers, in conjunction with in-house development and trials. The R&D thrust is a crucial aspect of Tembec’s activities, enabling Tembec to continue meeting its customer and other key stakeholders’ ever-growing expectations. Recent research efforts are focused on further enhancing our already sound environmental practices, improving delivered fiber costs, developing value-added products and exploiting waste to energy opportunities.

Tembec’s R&D activities have averaged nearly 100 million dollars annually over the last 3 years.

4.4

COMPETITION

The lumber, pulp and paper industries are essentially commodity markets in which producers compete primarily on the basis of price. In addition, since the majority of Tembec’s lumber, pulp and paper production is directed to export markets, it competes on a worldwide basis against many producers with approximately the same or larger capacity. In export markets, Tembec generally competes with U.S., Latin American, Asian and Scandinavian producers, some of whom have greater financial resources and operate mills which may have lower production costs than the mills operated by Tembec.

4.5

RISK FACTORS

The following information is a summary of certain risk factors relating to the business of Tembec and is qualified in its entirety by reference to, and must be read in conjunction with, information appearing elsewhere in this AIF.

Product Demand and Prices

Tembec’s financial performance is dependent on the selling prices of its products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, the Corporation is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses.

Tembec is not able to predict with certainty market conditions and selling prices for its products. There can be no assurance that prices for Tembec’s products will not decline from current levels, or when such prices may increase. Tembec has, in the past, and may, in the future, decide to schedule market-related production downtime as a result. Any prolonged or severe market weakness for any of Tembec’s principal products may adversely affect Tembec’s revenues, results of operations, cash flow and its ability to satisfy its obligations under its indebtedness and its capital expenditure requirements.

Foreign Exchange

Revenues for most of Tembec’s products are affected by fluctuations in the relative exchange rates of the Canadian dollar, the U.S. dollar and the Euro. The prices for many of Tembec’s products, including those that Tembec sells in Canada and Europe, are generally driven by U.S. dollar reference prices. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar and the Euro reduces the amount of revenues Tembec realizes on its sales. In addition, since Tembec’s business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange rates can significantly affect a unit’s relative profitability when compared to competing manufacturing sites in other currency jurisdictions. This could result in a business unit’s inability to maintain its operations during periods of low prices or demand.

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Availability and Price of Fibre

Fibre represents Tembec’s major raw material in the production of wood products, pulp and paper. In Canada, virgin fibre or timber is sourced primarily by agreements with provincial governments. The agreements grant timber tenure for terms varying from 5 to 25 years and are generally subject to regular renewals every 5 years. Aboriginal groups have claimed substantial portions of land in various provinces over which they claim aboriginal title or in which they have a traditional interest and for which they are seeking compensation from various levels of government. Tembec cannot predict the extent to which aboriginal land claims or other rights will affect Tembec’s existing Crown tenures or Tembec’s private timberlands or its ability to harvest timber from these sources in the future, or its ability to renew or secure other sources in the future.

There can also be no assurance that Tembec’s agreements with provincial governments will continue to be renewed or extended by the provincial governments on acceptable terms or that the amount of timber that is allowed to be harvested will not be further decreased. Further changes in legislation or regulatory regimes in provinces in which Tembec operates may change fee structures payable in relation to the harvesting of timber, may reduce the availability of fibre and may increase the costs through the imposition of additional and more stringent harvesting, rehabilitation and silvicultural standards. These changes could have a material adverse effect on Tembec’s business, financial condition and results of operations.

Energy Costs

Energy is an important component of mill costs, especially for high-yield pulp mills, newsprint and paper mills. The majority of the energy purchased is in the form of electricity. Higher fossil fuel prices, mainly natural gas, impact on Tembec’s energy costs. In 2002, the power market in the province of Ontario was deregulated. The impact of deregulation has meant more volatile electricity costs for Tembec’s Ontario operations.

Labour

The maintenance of a productive and efficient labour environment cannot be assured. Approximately 67% of Tembec’s workforce is unionized. Collective agreements governing approximately 29% of Tembec’s unionized employees will be under negotiation in the next fiscal year. Tembec may not be able to negotiate acceptable new collective agreements upon expiration of the existing agreements. This could result in a strike or work stoppage by the affected workers. Renewal of agreements could result in higher wages or benefits paid to union members. Therefore, Tembec could experience a disruption of its operations or higher ongoing labor costs, which could have a material adverse effect on its business, financial condition, results of operations and cash flow.

Furthermore, at many of Tembec’s facilities, as well as those of the North American industry as a whole, reductions in employment levels due to technological and process improvements have resulted in a workforce with longer average years of service. This increases the cost of pensions and benefits.

Environmental Regulations

Tembec’s operations are subject to industry specific environmental regulations relating to air emissions, wastewater (effluent) discharges, solid waste, landfill operations, forestry practices, and site remediation. Tembec incurs, and expects to continue to incur capital and operating expenditures in order to comply with applicable environmental laws and regulations. No assurance can be given that changes in environmental laws and regulations or their application or the discovery of previously unknown contamination or other liabilities will not have a material adverse effect on Tembec’s business, financial condition and results of operations. Similarly, no assurance can be given that any capital expenditures necessary for future compliance with such environmental laws and regulations could be financed from Tembec’s available cash flow.

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First Nations’ Land Claims

Canadian courts have recognized that aboriginal people may possess rights in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. The courts have encouraged the Federal and Provincial Governments and aboriginal people to resolve rights claims through the negotiation of treaties. Aboriginal groups have claimed substantial portions of land in various Provinces over which they claim aboriginal title or in which they have a traditional interest or for which they are seeking compensation from various levels of Government. Tembec, cognizant of its presence in territories on which aboriginal people assert rights and interests, has concluded agreements with many First Nations including the Ktunaxa Nation Tribal Council, the Missanabie Cree First Nation, the Wahgoshig First Nation, the Nipissing First Nation, the Taykwa Tagamou Nation, the Timiskaming First Nation, the Wolf Lake First Nation, the Eagle Village First Nation, the Pikogan First Nation, the Listuguj First Nation and the Long Point First Nation.

Tembec cannot predict whether aboriginal land claims or other rights will affect Tembec’s existing Crown lands or its private timberlands or its ability to harvest timber from these sources in the future, or its ability to renew or secure other sources in the future. Furthermore, any failure to reach an agreement, conflict or disagreement with an aboriginal group could have a material adverse effect on its operations.

Operation and Maintenance of Equipment

The production of lumber, pulp and paper is capital intensive. Although Tembec maintains its production equipment with regular periodic and scheduled maintenance, there can be no assurance that key pieces of equipment in Tembec’s various production processes will not need to be repaired or replaced. The costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on Tembec’s business, financial condition and results of operations.

Because of the relatively high fixed cost component of certain manufacturing processes, especially in pulp and paper, the operations are run 24 hours a day seven days a week with target uptime in the 80-85% range. Failure to operate at these levels jeopardizes the continued existence of a mill. Producers are forced to operate the facilities at "full" rate even when demand is not sufficient to absorb all of the output. This can increase the quantity of products offered in the market and therefore have a negative impact on product prices, further increasing the inherent cyclicality of the industry.

Trade Restrictions/Lumber Export Duties

Tembec’s manufacturing operations are located primarily in Canada. However, a significant portion of Tembec’s sales are conducted in international markets. Tariffs and trade barriers that reduce or prohibit the movement of Tembec’s products across international borders constitute an ongoing risk. The imposition of duties by any country to which Tembec exports its products could have a material adverse effect on its business, financial condition and cash flow.

Since October 12, 2006, Tembec’s sawmills are subject to an export tax on shipments to the U.S. Quebec and Ontario sawmills are also subject to an export quota. The tax and quotas may adversely affect Tembec’s competitive cost position.

Financial Risks/Debt Service

There is no assurance that Tembec’s business will generate sufficient cash flow from operations in the future to service Tembec’s debt and make necessary capital expenditures. Of the total long-term debt of approximately $1.3 billion, 89% relates to U.S. dollar denominated high yield ("Senior Notes"). The annual interest coupon on the high yield debt ranges between 7.75% and 8.625%, generating an annual expense of approximately U.S. $100 million. The Senior Notes do not require periodic payments for principal amortization. On August 2, 2007, Tembec announced that it is exploring strategic alternatives to improve its capital structure and enhance liquidity. Strategic alternatives under consideration include non-core asset sales, cost reduction initiatives, refinancing and repayment of debt, and issuance of new debt or equity. Under its current capital structure, there is no assurance that the Corporation will have the required funds to repay the principal due upon the applicable maturity dates of the Senior Notes. The nearest maturity relates to the 8.625% U.S. $350 million Senior Notes maturing in June 2009. There is no assurance that the various strategic alternatives relating to the recapitalization of the Corporation being considered shall be completed, if at all, on satisfactory terms.

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The indentures covering the Corporation’s Senior Notes (the "Indentures") contain covenants that may limit management’s ability to act in certain circumstances. This may place restrictions on the Corporation’s ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments and to sell or otherwise dispose of assets and merge or consolidate with other entities. A failure to comply with the obligations contained in the Indentures governing the Corporation’s debt instruments could permit acceleration of the related debt and acceleration of debt under other instruments that contain cross acceleration or cross default provisions.

Disruption in Transportation Services

Tembec relies primarily on third parties for transportation of manufactured products, as well as delivery of raw materials. A significant portion of the products Tembec manufactures and the raw materials used are transported by railroad or trucks, which are highly regulated. If any of Tembec’s transportation providers were to fail to deliver Tembec’s products in a timely manner, Tembec may be unable to sell such products at full value, or at all. Similarly, if any of these providers were to fail to deliver raw materials in a timely manner, Tembec may be unable to manufacture products in response to customer demand. In addition, if any of these third parties were to cease operations or cease doing business with Tembec, Tembec may be unable to replace them at a reasonable cost. Any failure of a third party transportation provider to deliver raw materials or finished products in a timely manner could harm Tembec’s reputation and negatively impact customer relationships.

Natural Events

The forest products industry is periodically subject to natural events such as forest fires, adverse weather conditions, insect infestation, tree disease, prolonged drought and other natural disasters. The occurrence of any of these events could have a material adverse effect on Tembec’s business, financial condition and results of operations. The Mountain Pine Beetle continues to pose a significant threat to the lodge pole pine forest in the interior regions of British Columbia. While impacts in the southeastern region of the interior, where Tembec operates two sawmills, are less than in the central region, infestation levels continue to be significant in Tembec’s operating areas. Lodge pole pine accounts for more than 70% of the total timber volume harvested in British Columbia and more than 80% of the total timber volume harvested by Tembec in the province. If the outbreak continues to spread, the potential implications for Tembec include reduced fibre supply availability, a change in lumber product mix, increased costs and a decrease in the quality of lumber produced.

Growth Strategy/Acquisitions

Tembec has a publicly stated objective of growing its operations. Based on past experience, a significant portion of this growth will likely occur through acquisitions and other forms of business combinations. While Tembec continues to evaluate strategic acquisition opportunities, there can be no assurance that Tembec will be able to make further acquisitions on acceptable terms, establish, maintain or increase the profitability of acquired businesses or integrate such businesses successfully into Tembec’s operations. In addition, there can be no assurance that Tembec will be able to realize long-term cost savings or synergetic benefits from the acquisitions of such businesses.

Performance of Pension Fund Investments

Our future funding obligations for the defined benefit pension plans depend upon changes to the level of benefits provided by the plans, the future performance of assets set aside in trusts for these plans, the level of interest rates used to determine minimum funding levels, actuarial data and experience, and any changes in governmental laws and regulations. Any adverse change to any of these factors may require Tembec to increase its cash contributions to the pension plans, and those added contributions could have a material adverse effect on its cash flows and results of operations.

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ITEM 5 -

DIVIDENDS

The Corporation has not paid dividends on any of its Class A shares in the last three years. There is currently no restriction preventing the Corporation from paying dividends, other than as described below, nor any specific dividend policy. The Indentures prohibit the Corporation from declaring or paying any dividends unless, at the time of declaring and paying such dividend: (i) The Corporation is not in default under the Indentures and (ii) after giving pro forma effect to the payment of the dividend, the dividend, together with the aggregate amount of all other Restricted Payments (as defined in the Indentures) made by the Corporation after the date of the Indentures is less than the sum of (a) 50% of Tembec’s cumulative consolidated net income since the date of the Indentures and (b) 100% of the aggregate net proceeds received by the Corporation after the date of the Indentures from the issue and sale of equity and debt securities that have been converted into equity of the Corporation. The Corporation is currently precluded from paying dividends based on the foregoing test.

ITEM 6 -

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

6.1

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The articles of the Corporation provide for five classes of shares: the Class A, B, C, D and E shares.

The Class A shares, of which there are 536,807,704 issued and an unlimited number authorized, provide for the right to vote at all meetings of shareholders and to receive dividends after dividends on Class B shares. They are subordinated to the Class B shares and Class C shares in their participation in the event of liquidation, dissolution, winding-up of the Corporation or other distribution of its assets.

The Class B shares, of which there are an unlimited number authorized, are issuable in series. There are currently two series of the Class B shares authorized, namely Series 2 shares and Series 4 shares, both of which are non-voting and participate in priority to the Class A, Class C, Class D and Class E shares in the event of liquidation, dissolution, winding-up of the Corporation or other distribution of its assets.

The Series 2 Class B shares, of which there are 16,627,500 issued and an unlimited number authorized, are retractable at the option of the holder starting on June 26, 2011, at their issue price plus declared and unpaid dividends. They may be retracted at any time in the event of a change of control of the Corporation or if more than half of the assets of the Corporation are held by third-party interests residing outside of the province of Quebec. They may also be redeemed by the Corporation at any time at their issue price plus any unpaid dividends. The right to receive dividends is set as a function of the amount of dividends paid on the Class A shares of the Corporation.

The Series 4 Class B shares, of which 9,103,710 are authorized and issued, can be redeemed at any time by the Corporation by the issuance of shares or payment in cash of an amount equal to their issue price and any declared and unpaid dividends. They are retractable starting after September 30, 2009. These shares carry a non-cumulative monthly dividend of $0.005 per share.

The Class C shares, of which there are an unlimited number authorized, for issuance only to employees, are non-voting, participating and redeemable at the issue price and, depending on the duration of the employment of the employee, any increase in the book value per share since the issuance date or any declared and unpaid dividend thereon. They are entitled to dividends and may participate in the event of liquidation, dissolution, winding-up of the Corporation or other distribution of its assets, subject to the preference rights of Class B, D and E shareholders, but in priority to the Class A shares. The Corporation has not issued any Class C shares.

The Class D shares, of which there are an unlimited number authorized, are redeemable at the option of the Corporation and the holders at the fair market value of the consideration received by the Corporation upon issue of such shares. They are entitled to a preferential and non-cumulative annual dividend at the rate of 6% of the redemption price. The Corporation has not issued any Class D shares.

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Annual Information Form

The Class E shares, of which there are an unlimited number authorized, are redeemable at the option of the Corporation and the holders at the fair market value of the consideration received by the Corporation upon issue of such shares. They are entitled to a preferential and non-cumulative annual dividend at the rate of 6% of the redemption price. The Corporation has not issued any Class E shares.

6.2

RATINGS

The following credit rating agencies have assigned the following non-investment grade ratings to the Senior Notes issued by the Corporation:

Dominion Bond Rating Service Ltd.,	CCC (the seventh ranking category out of ten granted by DBRS
a division of the McGraw-Hill Companies Inc. ("DBRS"):	for long-term debt.)
Moody’s Investors Service ("Moody’s"):	Ca (the eighth ranking category out of nine granted by Moody’s for long term debt.)
Standard & Poor’s Rating Services ("S&P"):	CCC- (the seventh ranking category out of ten granted by S&P for long-term debt.)

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

DBRS credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an obligation rated CCC is defined as very highly speculative and in danger of default of interest and principal. The degree of adverse elements present is more severe than long-term debt rated B. Long term-debt rated below B often have features which, if not remedied, may lead to default. The ratings from AA to CCC may be modified by the addition of a high or low modifier to show relative standing within the major rating categories. The lack of one of these designations indicates a rating which is essentially in the middle of the category.

Moody’s credit ratings are on a long-term debt rating scale that ranges from AAA to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody’s rating system, an obligation rated Ca is judged to be highly speculative and likely in, or very near, default, with some prospect of recovery of principal and interest. Moody applies numerical modifiers 1, 2 and 3 in each generic rating classification from AA through CAA in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest qualities of such securities rated. According to the S&P’s rating system, an obligation rated CCC is vulnerable to non-payment and is dependent on favourable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a + or – sign to show relative standing within the major rating categories.

ITEM 7 -

DIRECTORS AND OFFICERS

The directors of the Corporation (the "Directors") are elected annually to hold office until the next annual meeting or until a successor is elected or appointed.

7.1

INFORMATION CONCERNING DIRECTORS

The Board of Directors of the Corporation is currently composed of eight members, excluding Mr. Emanuele (Lino) Saputo, who resigned as a Director on December 6, 2007. The chairman of the Board and the majority of Directors and members of Board committees are independent. Mr. James M. Lopez (the President and Chief Executive Officer of the Corporation) and Mr. Luc Rossignol (employee and President, Local 233 of the Communications, Energy and Paperworkers Union of Canada) are not considered independent.

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Annual Information Form

Set forth below is information pertaining to the Directors of the Corporation as at September 29, 2007, based on data furnished by the Directors.

ANDRé BéRARD, Quebec (Canada). Mr. Bérard was chairman of the board of directors of the National Bank of Canada from 1990 to 2004. During that time, he held various positions in a number of key sectors within the National Bank of Canada, including that of chairman of the board and chief executive officer from July 1989 to March 2002. Mr. Bérard serves on the board of directors of the following companies: BCE Inc., BMTC Group Inc., Bombardier Inc., Saputo Inc. and TransForce Income Fund. Mr. Bérard has been a Director of Tembec since January 2006 and serves as a member of the Corporation’s Corporate Governance and Human Resources Committee and Special Committee for Strategic Purposes.

NORMAN M. BETTS, New Brunswick (Canada). Mr. Betts is Associate Professor at the Faculty of Business Administration, University of New Brunswick and is a Fellow of the New Brunswick Institute of Chartered Accountants (FCA). He is also the former Finance Minister and Minister of Business of the Province of New Brunswick. Mr. Betts chairs the board of Starfield Resources Inc, and serves on the board of directors of the following companies: Tanzanian Royalty Exploration, Adex Mining Inc., Chairman Capital Corp., Rtica Inc, New Brunswick Power Corporation and Export Development Canada. He is a co-chair of the Board of Trustees of the Pension Plan for Academic Employees of the University of New Brunswick and is a director of the Nature Conservancy of Canada for the Atlantic region. He has been a Director of the Corporation since January 2005 and serves as a member of its Audit Committee and Special Committee for Strategic Purposes.

JAMES E. BRUMM, New York (United States). Mr. Brumm is the executive vice-president, general counsel and director of Mitsubishi International Corporation, the North American subsidiary of Mitsubishi Corporation, an international trade, finance and investment company headquartered in Japan. Mr. Brumm is a director of Brunei LNG S.B., and president of the Mitsubishi International Corporation Foundation. Mr. Brumm has been a Director of the Corporation since April 1999 and chairs its Corporate Governance and Human Resources Committee.

GILLES CHEVALIER, Quebec (Canada). Mr. Chevalier has been a consultant to the Canadian Public Accountability Board, an organization that oversees auditors of reporting issuers in Canada, since 2003. He was, until July 2005, a Professor of auditing at école des Hautes études Commerciales (HEC), the Business School at University of Montreal. He is a director of the Cardinal Leger Foundation and the Mental Health Foundation. Mr. Chevalier was appointed to the Board of Directors of the Corporation in July 2005 and chairs its Audit Committee.

GUY G. DUFRESNE, Quebec (Canada). Mr. Dufresne was president and chief exceutive officer of Québec Cartier Mining Company, a producer of iron ore products from 1992 to October 2006. Mr. Dufresne served as chairman of the board of directors of Cambior Inc. from April 1998 to November 2006. He is a director of IAMGold Corporation and Royal & Sun Alliance Insurance Company of Canada. Mr. Dufresne has been a Director of the Corporation since January 2005 and chairman of the Board since February 2007. He also serves as a member of its Corporate Governance and Human Resources Committee, Audit Committee and Special Committee for Strategic Purposes.

PETER S. JANSON, Ontario (Canada). Mr. Janson is the former chief executive officer of AMEC Inc. and of ABB Inc. USA. He currently serves as a director of Terra Industries Inc., an international producer of nitrogen products, and Teekay Shipping Corporation. Mr. Janson was appointed to the Board of Directors of the Corporation in July 2004. He serves as a member of its Corporate Governance and Human Resources Committee and chairs its Environment, Health & Safety Committee and Special Committee for Strategic Purposes.

JAMES M. LOPEZ, Ontario (Canada). Mr. Lopez joined the Corporation in 1989 and has been a Director and President and Chief Executive Officer of the Corporation since January 2006. Prior to his appointment in January 2006, he served as Executive Vice President and President of Tembec’s Forest Products Group from August 2003 to January 2006. From 1999 to August 2003, Mr. Lopez was Executive Vice President, Forest Resource Management Group of the Corporation. Mr, Lopez also holds a seat on the board of directors of the Forest Products Association of Canada (FPAC) and is a member of the Bi-National Softwood Lumber Council between Canada and the United States. Mr. Lopez is the former chairman of the Board of Directors of the Ontario Forest Industry Association (OFIA), of the Forest Engineering Research Institute of Canada (FERIC) and of WoodWorks Canada Corp. Mr. Lopez is a member of the Corporation’s Environment, Health & Safety Committee.

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Annual Information Form

LUC ROSSIGNOL, Quebec (Canada). Mr. Rossignol is the President of Local 233 of the Communications, Energy and Paper Workers Union and was elected to the Board of Directors of the Corporation in January 2000. He serves as a member of the Corporation’s Environment, Health & Safety Committee.

EMANUELE (LINO) SAPUTO, Quebec (Canada). Mr. Saputo founded the dairy processing business Saputo Inc. with his parents in 1954 and became that company’s chairman of the board and President in 1969. In 1997, following the initial public offering of Saputo Inc., he was named chairman of the board and chief executive officer, a position he held until March 2004. He has remained as chairman of the board of Saputo Inc. since that time. Mr. Saputo has been a Director of the Corporation since January 2006. He resigned as Director on December 6, 2007.

7.1.1

Attendance Record for Board and Committee Meetings

The following table summarizes for each of the nominee Directors the number of Board and committee meetings they attended since September 30, 2006.

Directors	Board of	Audit	Corporate	Environment,	Special
	Directors	Committee	Governance	Health and	Committee for
			and Human	Safety	Strategic
			Resources	Committee	Purposes
Committee
André Bérard	10 of 12	n/a	4 of 4	n/a	6 of 6
Norman M. Betts	12 of 12	5 of 5	n/a	n/a	6 of 6
James E. Brumm	12 of 12	n/a	4 of 4	n/a	n/a
Gilles Chevalier	12 of 12	5 of 5	n/a	n/a	n/a
Guy G. Dufresne	11 of 12	5 of 5	4 of 4	n/a	6 of 6
Peter S. Janson	11 of 12	n/a	4 of 4	4 of 4	6 of 6
James M. Lopez	12 of 12	n/a	n/a	4 of 4	n/a
Luc Rossignol	12 of 12	n/a	n/a	4 of 4	n/a
Attendance Record	95.83%	100%	100%	100%	100%

The table below summarizes the number of Board and Committee meetings held since September 30, 2006:

Meeting Type		Totals
Board	.	12
Audit		5
Corporate Governance and Human Resources	.	4
Environment, Health and Safety	.	4
Special Committee for Strategic Purposes		6
Total number of meetings held		31

7.1.2

Independence

The Corporation considers that all Directors, except Messrs. Lopez and Rossignol, qualify as independent Directors within the meaning of National Instrument 58-101– Disclosure of Corporate Governance Practices and all Audit Committee members qualify as independent within the meaning of Multilateral Instrument 52-110 – Audit Committees. Mr. James M. Lopez is President and Chief Executive Officer of the Corporation and Luc Rossignol is an employee of The Corporation and the President of Local 233 of the Communications, Energy and Paperworkers Union (Temiscaming Complex) and, therefore, are not considered independent.

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Annual Information Form

7.1.3

Mandate of the Board

The Board of Directors and Management consider good corporate governance to be central to the effective operation and success of the Corporation. In order to ensure proper and current corporate governance practices, the Board of Directors and Management regularly compare the Corporation’s practices and procedures with the guidelines set out in National Instrument 58-201 – Corporate Governance Guidelines, the proposals of various other regulatory authorities, as well as the practices adopted by its peers.

The Board has a written mandate which describes its principal functions, copy of which can be found at www.tembec.com and is annexed hereto as Schedule "A". The mandate provides that the Board will consider recommendations made by the Officers who are responsible for the general day-to-day management of the Corporation. The Board is also responsible for overseeing the formulation by Management of long-term strategic, financial and organizational and related objectives. The mandate of the Board also requires that it implement structures and procedures to ensure that it functions independently of Management, such as the Board’s practice of conducting in-camera sessions as part of each regularly scheduled meeting.

In accordance with its mandate, the Board ensures that it excludes Management and non-independent Directors from its meetings, from time to time, as appropriate. Although the Board of Directors did not, in the past fiscal year, schedule separate meetings to be held without certain members of Management or non-independent Directors being present, it did conduct in-camera sessions as part of each regularly scheduled meeting. In addition to the President and Chief Executive Officer, the Vice President, General Counsel and Secretary and the Executive Vice President, Finance and Chief Financial Officer of the Corporation were also present at all regularly scheduled meetings of the Board. At the invitation of the Board, other Executive Officers attended Board meetings and provided reports to the Board on the financial and operating performance of the various business groups of the Corporation.

The chairman of the Board is appointed by the full Board and may not be a member of Management. The chairman of the Board, Guy G. Dufresne, was chosen by the full Board, is an independent Director and serves as Board leader. The Board has developed a written position description for the chairman of the Board. The chairman’s role is to be primarily responsible for the proper functioning of the Board, for its balance of membership subject to shareholder approval, for ensuring that all relevant issues are on the agenda, and for ensuring that all Directors are enabled and encouraged to play their full part in its activities. The chairman must make certain that the Directors receive timely, relevant information tailored to their needs, and that they make an effective contribution as Board members in practice. The chairman is responsible for ensuring that the Board evaluates the performance of Management objectively and that the Board understands the boundaries between Board and Management responsibilities. The chairman also ensures that the Board is in full control of the Corporation's affairs and alert to its obligations to the shareholders.

The functions of the Board include the review and approval of (a) the audited annual financial statements and the Management’s Discussion and Analysis contained therein following review by the Audit Committee; (b) the interim unaudited financial statements and the Management’s Discussion and Analysis contained therein following review by the Audit Committee, (c) transactions out of the ordinary course of business, and (d) any capital expenditures or other financial commitments in excess of $2,500,000. The Board also considers and reviews the means by which shareholders can communicate with the Corporation, including the opportunity to do so at the annual meeting, through the website of Tembec Inc. and the adequacy of resources available within the Company to respond to shareholders through the office of the Secretary or otherwise.

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Annual Information Form

7.1.4

Selection of Candidates to the Board of Directors, Orientation and Continuing Education

Pursuant to its mandate, the Board has developed a profile to define the skills and competence required from the members of the Board. The profile is used to determine annually which additional skills and competence will be helpful to the Board as well as to evaluate specific candidates submitted for consideration for Board membership. The identification of candidates is the responsibility of the Corporate Governance and Human Resources Committee, which is guided by the profile developed by the Board. When recommending suitable candidates for nominees for election, the Corporate Governance and Human Resources Committee specifies which of the criteria established by the Board form the basis of each recommendation. At least three Directors must be or have been directly or indirectly involved in the development, operation or management of a company in the manufacturing industry. The majority of the Board must be independent within the meaning of Multilateral Instrument 52-110 – Audit Committees and National Instrument 58-101 – Disclosure of Corporate Governance Practices.

The Board, through its Corporate Governance and Human Resources Committee, is also responsible for providing prospective Directors with sufficient information to permit them to fully understand the role of the Board, the role of its committees, and the contribution that individual Directors are expected to make, including the commitment of time and energy that the Corporation expects from Directors, as well as the nature and operations of the Corporation’s business. In this respect, the Corporate Governance and Human Resources Committee approves and implements an appropriate orientation and education program for new members of the Board and a continuing education program for all Board members. The Corporate Governance and Human Resources Committee has produced a Directors’ manual which is used in the orientation program for new Directors. As part of the continuing education program, the Committee arranges presentations by experts on relevant topics, where appropriate. The Board also holds budget and strategy meetings at which Directors familiarize themselves with the Corporation’s operations and meet a larger number of Management individuals.

7.1.5

Assessments

Every year, a detailed questionnaire is addressed to each Director, in his or her capacity as Director and, as the case may be, as a member of one or more of the committees of the Board, aimed at obtaining their views on the effectiveness of the Board or of a committee of the Board and contribution of its members. The results of the questionnaires are compiled by the Secretary and sent to the chairman of the Corporate Governance and Human Resources Committee and those that are relevant to a particular committee are sent to its chairman and to the chairman of the Board. The committee chairmen and the chairman of the Board, at the meeting following the receipt of the results, share these with the members of the Corporate Governance and Human Resources Committee and of the Board where any and all issues are discussed.

The Corporate Governance and Human Resources Committee reports to the Board on the performance of the Board and its committees and the contribution of members of the Board and its committees. The Board of Directors reviews annually the assessment of the Board’s and committees’ performance and recommendations provided by the Corporate Governance and Human Resources Committee and evaluates its own effectiveness, the whole in accordance with the Corporation’s Corporate Governance Policy. The Board takes appropriate action based upon the results of the review process.

7.1.6

Comittees

The Board has established three standing committees, each of which is constituted by its own charter, to which the Board has delegated certain of its authority and responsibilities, as well as certain advisory functions and power to make recommendations and report to the Board. All committees of the Board are composed of a majority of independent Directors, except for the Environment, Health and Safety Committee. In addition, the Board has established a Special Committee for Strategic Purposes to consider and advise the Board of Directors on matters of strategic importance to the Corporation. The Special Committee met six times during the last financial year.

The Corporation's Corporate Governance Policy includes a position description for each Director as well as a description of the roles and responsibilities of the chairman of the Board and for the chair of each committee. Each chair must be an independent Director and is primarily responsible for the proper functioning of his/her respective committee, for ensuring that all relevant issues are on the agenda, and for ensuring that all members are enabled and encouraged to play their full part in its activities. The chair must make certain that the Directors receive timely, relevant information tailored to their needs.

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Annual Information Form

Corporate Governance and Human Resources Committee

The Corporate Governance and Human Resources Committee is responsible for developing the Corporation's approach to Board and corporate governance issues. The Committee reviews and reports to the Board annually on what ought to be the size, composition, profile and compensation of the Board of Directors. It also recommends candidates to be nominated for election or appointment as Directors and evaluates the Board’s performance. The Committee also evaluates the performance of the Board’s committees and the contribution of members of the Board and its committees. The Committee reviews, on an annual basis, the Board/Management relationship and recommends to the Board structures and procedures to ensure that the Board functions independently of Management. The Corporation’s Corporate Governance and Human Resources Committee charter may be found on Tembec Inc.’s website at www.tembec.com.

The Corporate Governance and Human Resources Committee met four times during the last financial year. The Corporate Governance and Human Resources Committee is composed of Messrs. James E. Brumm (chairman), André Bérard, Guy G. Dufresne and Peter S. Janson.

Environment, Health and Safety Committee

The Environment, Health and Safety Committee is responsible for reviewing and making recommendations and reports to the Board relating to the policies, standards, practices and programs of the Corporation on matters pertaining to both the environment and occupational health and safety. The committee monitors the Corporation’s performance in relation to its own policies, as well as in relation to applicable legislation pertaining to both the environment and occupational health and safety. It also reviews and reports to the Board on the Corporation’s state of readiness to respond to crisis situations. The Environment, Health and Safety Committee charter may be found on Tembec Inc.’s website at www.tembec.com.

This committee met four times during the last financial year. This committee is composed of Messrs. Peter S. Janson (chairman), James M. Lopez and Luc Rossignol. Messrs. James M. Lopez, President and Chief Executive Officer of the Company, and Luc Rossignol, President of the Communications, Energy and Paperworkers Union, are employees of Tembec and therefore are not considered independent Directors.

Audit Committee

The Corporation has an Audit Committee which currently consists of Messrs. Gilles Chevalier (chairman), Norman M. Betts and Guy G. Dufresne. All the members of the Audit Committee are financially literate within the meaning of Multilateral Instrument 52-110 – Audit Committees with Messrs. Chevalier and Betts possessing the professional designation of Chartered Accountant and considered "financial experts" within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.

The mandate of the Audit Committee is to assist the Board of Directors of the Corporation in fulfilling its oversight responsibilities and as such reviews the financial reporting process, the system of internal control and management of financial risks, the audit process, the auditor attestation process regarding internal controls and the Corporation’s process for monitoring compliance with laws and regulations and its own corporate policies. In performing its duties, the committee maintains effective working relationships with the Board of Directors, management and internal and external auditors. The Audit Committee charter is attached hereto as Schedule "B" and is also posted on Tembec Inc.’s website at www.tembec.com

The Audit Committee meets on a regular basis with the financial Officers of the Corporation and the independent auditors to, among other things, review and inquire into: (a) matters affecting financial reporting; (b) the adequacy of internal controls and procedures for financial reporting and accounting; (c) the audit procedures and audit plans; and (d) the financial and business risks or exposures of the Corporation and the steps that Management has taken to control such risks. It also recommends to the Board the external auditors to be appointed and their remuneration. The Audit Committee annually reviews the independence of the external auditors.

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Annual Information Form

The Audit Committee reviews and recommends to the Board, for its approval: (a) the interim unaudited financial statements and the Management’s Discussion and Analysis contained therein; (b) the audited annual financial statements and the Management’s Discussion and Analysis contained therein; (c) prospectuses and offering memoranda; and (d) the annual and interim earnings press release and other public disclosure documents containing audited or unaudited financial information required by regulatory authorities. The responsibilities of the Audit Committee, including those responsibilities described above, are reviewed by the Board of Directors annually. The Audit Committee charter may be found on Tembec Inc.’s website at www.tembec.com.

The Audit Committee met five times during the last financial year.

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee, including any education or experience that has provided the member with an understanding of the accounting principles used by the Corporation to prepare its annual and interim financial statements.

Name of Audit
Committee Member	Relevant Education and Experience

Norman M. Betts	Mr. Betts is a Fellow Chartered Accountant and holds a PhD in Management with a concentration in accounting and finance from Queen’s University. He is an Associate Professor at the Faculty of Business Administration, University of New Brunswick. He was made a Fellow of the New Brunswick Institute of Chartered Accountants in 2001. He is also the former Finance Minister and Minister of Business with the Province of New Brunswick. Mr. Betts serves as director and member of the audit committees of Starfield Resources Inc., of which he is also chairman of the board, Chairman Capital Corp., Tanzanian Exploration Royalty Ltd. and Ventus West Cape LT. He is also a director of Adex Mining Inc.

Gilles Chevalier	Mr. Chevalier is a Fellow Chartered Accountant and holds a PhD degree in accounting from the University of Illinois. He was a Professor of auditing at the école des Hautes études Commerciales (HEC), University of Montreal and at Laval University. He was made a Fellow of the Ordre des comptables agréés du Québec in 1986 and was President of the Ordre des comptables agréés du Québec in 1987. He was a senior partner with Belair/Deloitte & Touche LLP until 2002. Mr. Chevalier presently chairs the Audit Committee of the Corporation as well as the audit committees of the Cardinal Leger Foundation and the Mental Health Foundation.

Guy G. Dufresne	Mr. Dufresne holds an MBA from Harvard University and was president and chief executive officer of Québec Cartier Mining Company. Mr. Dufresne also served on several boards and audit committees, including as chairman of the board of directors and as member of the audit committee of Cambior Inc. and as member of the board of directors of the Royal & Sun Alliance Insurance Corporation of Canada and of IAMGold Corporation.

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Annual Information Form

7.2

COMPENSATION OF DIRECTORS

Non-management Directors receive compensation for acting as members of the Board and as members of any committee of the Board.  Such Directors receive the following annual retainer and attendance fees:

ANNUAL BOARD RETAINERS
Chairman of the Board	$75,000
Board members (excluding the chairman of the Board)	$25,000
ANNUAL COMMITTEE RETAINERS
Audit Committee
- Chairman	$7,500
- Member (excluding Committee chairman)	$5,000
Corporate Governance and Human Resources Committee
- Chairman	$7,500
- Member (excluding Committee chairman)	$5,000
Environment, Health and Safety Committee
- Chairman	$5,000
- Member (excluding Committee chairman)	$3,000
Special Committee for Strategic Purposes
- Chairman	$5,000
Member (excluding Committee chairman)	$3,000
MEETING ATTENDANCE FEES
In person or via conference call	$1,500

The Corporate Governance and Human Resources Committee (the “Committee”) annually conducts a review of Directors’ compensation for Board and committee service and recommends changes to the Board where appropriate. The Board considers and approves the adequacy and form of the compensation of Directors upon recommendation of the Committee and ensures the compensation realistically reflects the responsibilities and time involved in being an effective Director.  For the purpose of conducting its annual review of Directors’ compensation, the Committee refers to a report provided by Towers Perrin and other information regarding compensation practices in the forest products industry. Towers Perrin also provides reports to the Committee on pension-related matters.

Non-management Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings.

From time to time, the Company may ask a Director to attend other meetings or functions.  Directors are paid $1,500 for attending each such meeting or function.

The Directors serve concurrently on the Board of Directors of Tembec Inc. and that of the Corporation. Similarly, Directors serving on the various committees of the Corporation also serve concurrently on the committees of Tembec Inc. The total amount of fees paid by Tembec to its Directors in respect of meetings of the Board and committees of both Tembec Inc. and the Corporation during fiscal 2007 was $460,250. An amount equivalent to $119,250 was paid on an elective basis in the form of deferred share units (the “DSUs”) and an amount of DSUs equivalent to $127,500 was also granted to Directors under the Deferred Share Unit Plan for Non-Executive Directors (the “DSU Plan”) (described below).

7.2.1

Former Long-Term Incentive Plan

Prior to fiscal 2006, Directors could, twice-yearly, elect to subscribe for common shares under the stock purchase program set forth in the former Long-Term Incentive Plan (“Former LTIP”) (described below) up to an amount equal to their retainer and attendance fees. In January and July of each year, Directors were awarded options to purchase that number of shares equal to their semi-annual retainer and attendance fees divided by the market price of the shares multiplied by two which vest according to the vesting schedule under the Former LTIP. Directors who elected not to subscribe for the full amount of their semi-annual retainer and attendance fees would lose a pro rata portion of the options granted. Directors were not entitled to participating awards and bonuses and were not eligible for the long-term bonus under the Former LTIP. (See “Report on Executive and Other Compensation — Long-Term Incentive Plan”).  There are no longer any share purchases or options granted under the Former LTIP.

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Annual Information Form

7.2.2

Deferred Share Unit Plan

In January 2006, the Board approved the DSU Plan. The purpose of the DSU Plan is to enhance the Corporation’s ability to attract and retain high quality individuals to serve as members of the Board and to promote a greater alignment of interests between non-executive members of the Board and the shareholders of Tembec Inc. The Corporate Governance and Human Resources Committee determines Directors’ annual entitlement to DSUs. The Committee has decided that the chairman of the Board is entitled to an annual grant equivalent to $40,000 in DSUs and other non-executive Directors receive annually the equivalent of $12,500 in DSUs.  Grants are issued on a semi-annual basis.  Non-executive Directors may also elect to receive up to 100% of their annual retainer fee and/or fees other than the annual retainer fee in the form of DSUs in lieu of being paid in cash.  The Committee may require that a percentage (up to 100%) of all fees payable semi-annually that would otherwise be paid in cash to an eligible Director be received in the form of DSUs until such time as the eligible Director meets the ownership guideline established from time to time by the Committee.  The number of DSUs credited to a participant’s account is equal to the dollar amount of the grant or fees divided by either (i) the average market value of Tembec Inc.’s common shares for the twelve months immediately preceding the applicable reference date for the fixed annual grant, or (ii) the average market value of the common shares for five days immediately preceding the applicable reference date for the grant, when the Director opts to have his or her fees paid in DSUs.

In Fiscal 2007, Ms. Mary-Theresa McLeod, Mr. François Bujon de l’Estang and Mr. Gordon Lackenbauer ceased to be Directors.  A total amount of $95,627 was paid out in order to settle the DSU’s they had accumulated under the DSU Plan.

7.2.3

Liability Protection for Directors and Officers

Tembec has entered into indemnification agreements with each of its Directors and Officers. It also maintains Directors' and Officers' liability insurance which provides coverage against claims made against them in relation to their term of office. The aggregate protection under the policy is for an amount of $75 million with no deductible for non-indemnifiable losses and deductibles of $250,000 for all other claims. The total annual premiums were $867,808 for the 2006-2007 policy year.

7.3

CODE OF ETHICS

The Corporation has adopted a written Code of Ethics and Business Conduct (the “Code”) which provides guidelines to ensure that all Directors, Officers and employees of the Corporation and its subsidiaries and all consultants, suppliers and other persons working on behalf of the Corporation respect its commitment to conduct business relationships with respect, openness and integrity.  The Corporation believes that its success is possible because of its values, which include integrity, accountability, trust, transparency, and teamwork. The Corporation is committed to conducting its business in compliance with applicable laws, statutes and regulations and expects its employees, Directors, consultants, suppliers and other individuals working with or on behalf of the Corporation to do likewise. In addition, business dealings among employees and by employees with shareholders, customers, suppliers, community organizations and governmental and regulatory authorities must be based on the highest ethical standards.

The Board monitors compliance with the Code and is responsible for granting any waivers from compliance. Compliance with the  Code is also reviewed by the Audit Committee as part of the Corporation’s internal audit process and the Corporate Governance and Human Resources Committee in relation to Board members. Management and mid-management employees of the Corporation are requested to provide a written acknowledgement confirming that they have received a copy of the Code and that they will comply with it. In addition, the Code provides a procedure for individuals working with the Corporation to confidentially communicate concerns or complaints to the Corporation, including to the chairman of the Audit Committee, where appropriate. The Corporation has not filed any material change report that pertains to a conduct of a Director or Officer that constitutes a departure from the Code since the beginning of its most recently completed financial year. The Corporation’s written Code is available on Tembec Inc.’s website at www.tembec.com and was filed on SEDAR at www.sedar.com on November 29, 2005.

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Annual Information Form

ITEM 8 -

EXECUTIVE AND OTHER COMPENSATION

The Committee oversees the application of the policies, plans and compensation for all employees. The Corporation’s general philosophy is to pay for performance at all levels of the Corporation. The Committee makes recommendations to the Board on compensation payable to Executive Officers up to and including the Chief Executive Officer and approves compensation levels for employees other than Executive Officers.

8.1

COMPENSATION — UNIONIZED EMPLOYEES

The majority of Tembec's employees are covered under contractual agreements with unions representing the employees. The agreements define rates of pay for specific responsibilities as well as fringe benefits. Tembec encourages flexibility and commitment, and in return, where applicable, provides enhanced job security.  Tembec also provides an opportunity to employees to become shareholders via its Employee Stock Purchase Plan.

8.2

COMPENSATION — NON-UNIONIZED/MANAGEMENT EMPLOYEES AND EXECUTIVES

The majority of Tembec's non-unionized employees are paid a base salary and participate in Tembec Inc.’s Short-Term Incentive Plan (“STIP”) (described below) for the variable portion of their total compensation.

In establishing the compensation for Management positions, the Committee refers to the average compensation levels derived from Hay Group Limited’s Canadian All Industrial market.  This market includes organizations from most sectors of the economy with the exception of financial organizations, governments (at all levels), government agencies, Health and Education Institutions and not-for-profit organizations and is felt to be the most representative for Tembec’s activities.  As of May 2007, this market included over 300 organizations.

8.2.1

Base Salary

Based on its level of participation in the STIP, the base salary midpoint for a position is set at 95% for senior management and at 105% (intermediate/front-line management levels) of the applicable All Industrial Average (“AIA”) for positions of similar responsibility as determined from time to time by various surveys conducted by independent professional compensation consultants.  Annual salaries are then adjusted on the basis of the individual's performance, experience and position relative to peers in the Corporation. Salary scales vary from 80% to 120% of the above mid-point. The salary of employees who do not qualify under Tembec Inc.’s incentive plans is set at the applicable median for total compensation and adjusted as noted above.

8.2.2

Employee Stock Purchase Plan

The Employee Stock Purchase Plan is intended to enable employees to acquire an ownership interest in Tembec Inc. and to participate in its future growth. Employees can purchase a number of common shares of Tembec Inc. equal to up to 10% of their base salary or wage. All contributions made by the employees to the Employee Stock Purchase Plan constitute a trust fund which is held by a trustee. The trustee is responsible for purchasing shares on the market. Under certain conditions and if the shares are held for a minimum period of twelve months, participating employees receive a bonus in shares bought on their behalf by the trustee on the open market equal to 25% of their total contributions.

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Annual Information Form

8.2.3

Short-Term Incentive Plan

The STIP is designed to relate a portion of the individual's compensation to Tembec Inc.’s performance via an objective-based incentive program. The participants are compensated based on the achievement of corporate, business unit and individual objectives. A target for this variable component of the total compensation is established for each position and is expressed as a percentage of the salary midpoint (AIA).  It varies according to the position of the individual, with the target being 70% of salary midpoint for the Chief Executive Officer and ranging down to 5% of salary midpoint for intermediate/front-line management levels. Satisfactory performance provided by the individual should result in an annual STIP pay-out equivalent to 100% of the target. For outstanding performance, an employee could attain a maximum potential of 200% of his target. The objectives and achievements for senior executives under the STIP are reviewed by the Committee on an annual basis. Members of the Board participate in the Corporation's annual strategic planning meeting where corporate objectives to be used under this plan are set.

8.2.4

Former Long-Term Incentive Plan

The Former LTIP was designed to:

1.

align the interests of key employees with those of shareholders by participation in a stock purchase program and through the granting of options in order to ensure that key employees own at least 50% of their base salary in shares on an ongoing basis;

2.

reward key employees if  Tembec Inc.’s relative performance is superior to its competitors; and

3.

retain key employees.

Under the stock purchase section of the Former LTIP, participants in the Former LTIP were granted an annual entitlement to purchase shares, without any financial assistance from Tembec Inc., determined by multiplying the individual's base salary by a factor applicable to the position. The factor ranged from 0.50 for the Chief Executive Officer, down to 0.10 depending on the level of the position. On the date of the grant of the entitlement, a key employee was awarded options to purchase that number of shares which is equal to the entitlement divided by the market price of the shares multiplied by two. An option granted under the LTIP expires no later than ten years after the date on which the option was granted. An option becomes vested and may be exercised after 24 months following the date of grant for up to 40% of the number of shares to which the participant is entitled, after 36 months following the date of grant, up to another 20% of the number of shares to which the participant is entitled, after 48 months following the date of grant, up to another 20% of the number of shares to which the participant is entitled and, after 60 months following the date of grant, up to the last 20% of the number of shares to which the participant is entitled. If an option holder retires at the normal retirement age, the holder’s options vest immediately and may be exercised within five years. If an option holder retires earlier than normal retirement age, all of the holder’s vested options may be exercised within five years and all of the holder’s unvested options, at the discretion of the Committee, vest immediately and may be exercised within five years. In case of a change of control of Tembec Inc. leading to termination of an option holder’s employment, such holder’s options will vest immediately and may be exercised within five years.

Options are exercisable at a price per share equal to the weighted average closing price of Tembec Inc.’s common shares on the TSX during the five trading days preceding the date of the option grant.

As of September 29, 2007, the total number of common shares of Tembec Inc. reserved for issuance under the Former LTIP was 5,159,966, or approximately 6% of the issued and outstanding common shares of the Tembec Inc. 3,668,019 options to purchase 3,668,019 common shares representing 4.3% of the issued and outstanding common shares of Tembec Inc. were outstanding under predecessor plans as of September 29, 2007.

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Annual Information Form

Any options granted under the Former LTIP will terminate (i) on the date of expiration specified in the notice of grant, such date being no later than ten years after the date the option is granted; (ii) immediately upon the termination of the optionee’s employment when the employment is terminated for cause; (iii) 90 days after the date of the termination of the optionee’s employment due to his or her resignation; and (iv) 180 days after the date of the optionee’s death, during which period the options may be exercised only by the optionee’s legal personal representatives and only to the extent the optionee would have been entitled to exercise the options at the time of his or her death.

Key employees who committed to purchase shares under an annual entitlement received a participating award and a participating monetary award and will be eligible to receive a long-term monetary award based on Tembec Inc.’s performance compared with a sample of the return on capital invested of companies in the Canadian forest products industry at the end of a measurement period and based on the number of shares committed in the subscription.

The rights of a participant pursuant to the provisions of the Former LTIP are non-assignable. The Board may, subject to approval of the TSX, amend or terminate the Former LTIP at any time but, in such event, the rights of employees will be preserved and maintained. The terms of the Former LTIP do not require that shareholder approval be obtained in order for the Former LTIP to be amended.

8.2.5

Current Long-Term Incentive Plan

The current long-term incentive plan (“Current LTIP”) provides for the award of Performance Share Units (the “PSUs”). The purpose of the PSU plan (the “PSU Plan”) is to retain key employees and encourage the achievement of the Corporation’s objectives by key employees and to promote a greater alignment of interests between such employees and the shareholders of Tembec Inc. The number of PSUs to be awarded is determined by applying a factor to the participant’s base salary and dividing the result by the 12-month average month-end closing price of Tembec Inc.’s common shares.  These factors are defined in the PSU Plan as follows:

Participants	Maximum Annual Performance Share Unit Value (multiple of Base Salary)

Chief Executive Officer	0.500

Group Presidents, Executive Vice-Presidents and Chief Financial Officer	0.250

Corporate Vice-Presidents	0.175

Other Participants	0.100

25% of the awarded PSUs vest following three years after the effective date, provided that the participant is still an employee of Tembec Inc.  All or a portion of the remaining 75% vest after three years following the effective date, based on actual financial performance versus pre-determined objectives, as determined by the Committee.  Following the determination of the vesting percentage, a participant shall receive in satisfaction of the number of vested PSUs, a cash payment determined as the product of the number of vested PSUs and the average market value of Tembec Inc.’s common shares over the last 5 trading days prior to the date of payment. Upon receipt of a cash payment, a participant is required to use 50% thereof to purchase common shares until he or she attains predetermined ownership levels.

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Annual Information Form

8.2.6

Key Employee Retention Plan

In fiscal 2006, the Committee adopted a one-time Key Employee Retention Plan to reward and retain a core group of executives and key employees.  This plan provides for payment of pre-determined lump sum amounts based on increasing the market enterprise value of Tembec Inc. Market Enterprise Value is defined as the sum of market value of equity, market value of public debt, bank indebtedness, other interest bearing debt including proportionate share of 50% ventures, minority interest and preferred shares; less cash on hand.  A potential payment to each participant will occur after a three-year period and a maximum lump sum amount has been determined for each participant.

8.2.7

CEO Compensation

Mr. James M. Lopez currently receives an annual base salary of $880,000 as President and Chief Executive Officer of the Corporation.  Upon Mr. Lopez’s request and insistence, the Committee has agreed to freeze his base salary at its current level for 2008.

The Committee has established the target for the CEO’s annual total cash compensation at $1,695,375.  For fiscal 2007, Mr. Lopez was paid $1,223,134, which represents 72.15% of the target compensation.

The annual cash compensation package of the President and Chief Executive Officer consists of an annual fixed component and a variable component with a target amount that is based on an anticipated level of performance.  Under the variable component, Mr. Lopez earned an amount of $350,634 under the STIP.  Over half of this amount was based on the Corporation’s performance versus set financial and corporate objectives and the remaining portion was based on set objectives regarding Mr. Lopez’s individual performance and a discretionary portion.  The amount earned under the STIP represents 24.37% of the maximum pay-out potential under the STIP.  The practice of the Committee when establishing the amount for each element of the compensation is to align them to the average of a relevant reference market.  This information, reported by Hay Group Limited, is based on an analysis of compensation practices for positions similar to that of Mr. Lopez, performed in a selected group of 30 organizations found in the Canadian industrial sector.  This approach is felt to be the most appropriate based on Tembec’s size and activities.

Mr. Lopez’s total compensation package for Fiscal 2007 places him slightly above the 10th percentile reference point for the sample organizations found in Hay Group Limited’s analysis.

The above report is submitted by the Committee which is composed of the following members:

JAMES E. BRUMM    ANDRÉ BÉRARD   GUY G. DUFRESNE    PETER S. JANSON

8.2.8

Executive Compensation

The following summary compensation table shows compensation earned by the Chief Executive Officer, Chief Financial Officer and the three other most highly compensated Executive Officers of the Corporation (“Named Executive Officers”) for services rendered during the financial years ended September 29, 2007, September 30, 2006 and September 24, 2005. This information includes the dollar value of base salaries and variable compensation, the number of shares covered by options and certain other compensation.

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Annual Information Form

SUMMARY COMPENSATION TABLE

								Long-term Compensation
								Awards		Payouts
						Ratio (7)
						Total
						Compensation
						vs.		Securities	Shares or
		Fixed	Variable		Total (1) (7)	Total	Other (2)	Under	Units
Name and		Compensation	Compensation	Total Cash (7)	Compensation	Compensation	annual	Options	Subject	LTIP(3)	All Other(4) (5)
Principal		(Salary)	(STIP)	Compensation	Target	Target	Compensation	Granted	to Resale	Payouts	Compensation
Position	Year	($)	($)	($)	($)	(%)	($)	(#)	($)	($)	($)

James M. Lopez President and Chief Executive Officer	2007	872,500	350,634	1,223,134	1,695,375	72.15%	20,724	-	-	-	6,000
	2006	787,100	358,505	1,145,605	-	-	5,763	182,160	-	43,750	6,000
	2005	337,500	127,140	464,640	-	-	5,389	88,598	-	37,500	6,000

Michel Dumas Executive Vice-President, Finance and Chief Financial Officer	2007	392,500	122,478	514,978	486,309	105.90%	64,730	-	-	-	6,000
	2006	370,000	74,937	444,937	-	-	8,902	136,854	-	46,250	6,000
	2005	365,000	127,388	492,388	-	-	7,987	95,030	-	43,750	6,000

Yvon Pelletier Executive Vice President, President Pulp Group	2007	317,500	98,016	415,516	467,897	88.81%	1,759	-	-	-	6,000
	2006	280,000	68,873	348,873	-	-	1,427	6,000	-	-	6,000
	2005	259,500	68,559	328,059	-	-	1,720	16,531	-	12,000	6,000

Dennis Rounsville Executive Vice-President, President Forest Products Group	2007	300,000	96,743	396,743	467,106	84.94%	425	-	-	-	23,983
	2006	279,625	49,913	329,538	-	-	347	35,000	-	-	19,811
	2005	154,000	35,953	189,953	-	-	306	14,027	-	7,400	1,054

John Valley (6) Executive Vice President, Business Development and Corporate Affairs	2007	356,800	94,150	450,950	420,288	107.30%	-	-	-	-	36,042
	2006	335,417	115,240	450,657	-	-	-	182,160	-	43,750	20,125
	2005	-	-	-	-	-	-	-	-	-	-

(1)

Total compensation target means base salary midpoint plus variable compensation target under the STIP (see sections entitled "Base Salary" and "Short-Term Incentive Plan" above).

(2)

Amounts shown in this column include the taxable benefit from loans by Tembec Inc. which were granted for relocation purposes and/or for the purchase of shares of Tembec Inc. and the benefit from the exercise of options and/or the sale of shares related to such options and amounts received under the LTIP loan assistance program relating to the former LTIP.

(3)

Amounts shown in this column include the participating awards used by the trustee to purchase shares and the participating awards in cash granted under the Former LTIP. See "Compensation — Non-Unionized / Management Employees and Executives — Former Long-Term Incentive Plan".

(4)

Amounts shown in this column include Tembec Inc.’s contribution under the Employee Stock Purchase Plan. The Named Executive Officers participate in this plan on the same basis as all other employees of the Corporation. Under this plan, employees can purchase common shares of Tembec Inc. up to 10% of their base salary or wage. Tembec contributes 25% of the amount invested by the employee if the shares are held for a minimum period of twelve months. Purchases of common shares under this plan occur on the open market.

(5)

Amounts shown in this column also include Tembec Inc’s contributions under the defined contribution pension plan which were made for all the Named Executive Officers.

(6)

Mr. Valley has been engaged as Executive Vice-President, Business Development and Corporate Affairs of the Corporation since October 15, 2005.

(7)

This information is provided only for the most recently completed fiscal year.

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Annual Information Form

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of September 29, 2007 with respect to the Former LTIP.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Former LTIP	3,668,019	$6.28	1,491,947

The securities under options granted are common shares of Tembec Inc.

The following table summarizes, for each of the Named Executive Officers, the number of options exercised in the financial year ended September 29, 2007, the aggregate value realized upon exercise and the total number of unexercised options held at September 29, 2007. The value realized upon exercise is the difference between the market value of the common shares on the exercise date and the exercise or base price of the options. The value of unexercised in-the-money options at financial year-end is the difference between their exercise price and $0.67 per share, which was the market value of the common share on September 29, 2007. These options have not been and, in some cases, may not be exercised. Actual gains on exercise, if any, will depend on the value of the common shares of Tembec Inc. on the date of exercise.

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Annual Information Form

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY

COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

	Securities	Aggregate			Value of Unexercised
	Acquired	Value	Unexercised Options		in-the-Money Options
	On Exercise	Realized	at FY-End		at FY-End
	(#)	($)		(#)	($)
			Exercisable	Unexercisable	Exercisable	Unexercisa
						ble

James M. Lopez	0	0	75,415	240,370	0	0

Michel Dumas	0	0	96,618	205,643	0	-

Yvon Pelletier	0	0	19,612	15,919	0	-

Dennis Rounsville	0	0	7,011	43,416	0	0

John Valley	0	0	0	182,160	0	0

8.3

RETIREMENT PLANS

8.3.1

Retirement Plans — Unionized Employees

The purpose of retirement plans is to provide an adequate income replacement upon retirement. Tembec Inc. provides certain benefits through basic pension plans. The basic plans for unionized employees will vary from defined benefit plans to defined contribution plans to RRSPs, pursuant to the various labour agreements.

8.3.2

Retirement Plans — Management Employees and Executives

Tembec Inc. provides certain benefits through basic pension plans, as well as supplemental pension benefits for certain individuals.

Base Plan

For services prior to January 1, 2000, the basic plan for management employees and executives is a defined benefit plan which provides for a benefit of 1.0% of the average of the best consecutive five years of earnings (base salary and variable compensation) of the last ten years, multiplied by the years of credited service up to December 31, 1999.

For services after January 1, 2000, the basic plan for management employees and executives is a defined contribution plan which provides for a contribution by Tembec Inc. of 6% of the employee's base salary and variable compensation. Individual accounts are set up for each employee who can direct their investments amongst a selection of mutual funds and 1, 3 or 5-year GICs. A group RRSP is also available to allow employees to save additional amounts for their retirement.

Earnings under this plan are limited to $100,000 for executives participating in the Supplementary Pension Plan.

A defined benefit Supplementary Pension Plan is in place for the individuals who participated in this plan prior to January 1, 2000. The plan provides coverage for earnings in excess of $100,000 per year. The defined benefit under the Supplementary Pension Plan is fixed at 1.6% of the average of the best consecutive five years of earnings (base salary plus variable compensation earned) of the last ten years, in excess of the base salary as defined in the basic plan above, multiplied by the years of credited service.

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Annual Information Form

A defined contribution Supplementary Pension Plan will take effect prospectively on January 1, 2008 for certain designated executives who are not accruing credited service under the defined benefit Supplementary Pension Plan.  The annual accruals under the defined contribution Supplementary Pension Plan correspond to the excess of 10% of earnings (base salary plus variable compensation earned) over Tembec’s contribution to the defined contribution base plan for the same period.

The following tables show the estimated annual defined benefits payable to participants under the retirement plans (base plan) and the Tembec Inc. Supplementary Pension Plan upon retirement after a certain number of credited years of service.

PLAN TABLE

Remuneration	Years of Service
($)	15	20	25	30	35

Base Plan
$100,000+	$15,000	$20,000	$25,000	$30,000	$35,000
Supplementary Plan
$150,000	$12,000	$16,000	$20,000	$24,000	$28,000
$175,000	$18,000	$24,000	$30,000	$36,000	$42,000
$200,000	$24,000	$32,000	$40,000	$48,000	$56,000
$250,000	$36,000	$48,000	$60,000	$72,000	$84,000
$300,000	$48,000	$64,000	$80,000	$96,000	$112,000
$400,000	$72,000	$96,000	$120,000	$144,000	$168,000
$500,000	$96,000	$128,000	$160,000	$192,000	$224,000
$600,000	$120,000	$160,000	$200,000	$240,000	$280,000
$700,000	$144,000	$192,000	$240,000	$288,000	$336,000
$800,000	$168,000	$224,000	$280,000	$336,000	$392,000
$900,000	$192,000	$256,000	$320,000	$384,000	$448,000
$1,000,000	$216,000	$288,000	$360,000	$432,000	$504,000
$1,100,000	$240,000	$320,000	$400,000	$480,000	$560,000
$1,200,000	$264,000	$352,000	$440,000	$528,000	$616,000
$1,300,000	$288,000	$384,000	$480,000	$576,000	$672,000
$1,400,000	$312,000	$416,000	$520,000	$624,000	$728,000
$1,500,000	$336,000	$448,000	$560,000	$672,000	$784,000

___________

The benefits listed in the table above are not subject to any deduction for social security or other offset amounts such as Canadian Pension Plan or Quebec Pension Plan amounts. Under the base plan and supplementary pension plan, the following Named Executive Officers have earned the following number of defined benefit credited years of service on September 29, 2007.

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Annual Information Form

	Defined Benefit Supplementary Plan Years	Defined Benefit Basic Plan Years

M. DUMAS (1)	21.1	14.3
J.M. LOPEZ	16.8	10.0
Y. PELLETIER	25.1	18.3
J. VALLEY (2)	N/A	N/A
D. ROUNSVILLE (3)	N/A	N/A

___________

(1)

Mr. Dumas’ service includes years with a subsidiary of the Corporation in a similar plan

(2)

Mr. Valley participates in the defined contribution component of the base plan and will also participate in the defined contribution Supplementary Pension Plan effective January 1, 2008.

(3)

Mr. Rounsville participates in the defined contribution component of the base plan since November 1, 2005 and will also participate in the defined contribution Supplementary Pension Plan effective January 1, 2008. Prior to November 1, 2005, Mr. Rounsville participated in and accrued benefits up to tax limits under the Crestbrook pension plan in both the defined benefit and the defined contribution components of such plan. The Crestbrook defined benefit plan provides an annual pension equal to 1% of pensionable earnings times years of service (up to tax limits currently at $2,222.22 for each year of service). Mr Rounsville has total years of credited service under the Crestbrook defined benefit plan of 26.83 years.  The Crestbrook defined contribution component provides, starting on January 1, 1990, an annual company contribution of 1% of pensionable earnings up to the Year's Maximum Pensionable Earnings, plus 4% of pensionable earnings in excess of the Year's Maximum Pensionable Earnings, subject to tax limits. Mr. Rounsville is also entitled to a supplemental defined benefit pension corresponding to the portion of his Crestbrook defined benefit pension, which cannot be paid under the Crestbrook pension plan because of the tax limits.

ITEM 9 -

INDEBTEDNESS

The aggregate indebtedness to Tembec for the purchase of securities of Tembec Inc. as at November 19, 2007 of all Executive Officers, Directors, employees and former executive officers, Directors and employees and all other indebtedness of these persons to Tembec, excluding routine indebtedness (as defined under applicable securities laws), was approximately $3,800,000. The table below represents the approximate aggregate indebtedness, excluding routine indebtedness, outstanding as at November 19, 2007 entered into in connection with a purchase of securities and all other indebtedness.

AGGREGATE INDEBTEDNESS (MILLIONS $)

Purpose	To Tembec	To Another Entity

Share purchases	$2.0	N/A
Other	$1.8	N/A

The table below represents amounts outstanding on loans made prior to July 2002.

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Annual Information Form

TABLE OF INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
UNDER SECURITIES PURCHASE AND OTHER PROGRAMS

Name and Principal Position	Involvement of Tembec Inc. or Subsidiary	Largest Amount Outstanding During 2007 Fiscal Year ($)	Amount Outstanding as at November 19, 2007 ($)	Financially Assisted Securities Purchases During 2007 Fiscal Year (#)	Security for Indebtedness	Amount Forgiven During 2007 Fiscal Year (*) ($)

SECURITIES PURCHASE PROGRAM

ÉRIC BERGERON Vice-President, Human Resources	Lender	3,278.25	2,914.00	N/A	250 common shares	N/A

PAOLO DOTTORI Vice-President, Environment, Energy and Technology	Lender	22,296.00	13,405.00	N/A	1,500 common shares	7,104

MICHEL DUMAS Executive Vice-President, Finance and Chief Financial Officer	Lender	243,522.00	199,642.00	N/A	17,000 common shares	N/A

RANDY FOURNIER Senior Vice-President, Chemical Group	Lender	21,040.20	20,457.40	N/A	1,900 common shares	N/A

THOMAS MCANDREW GALE Former Executive Vice-President, President Chemical Group (1)	Lender	42,120.00	42,120.00	N/A	4,000 common shares	N/A

JAMES LOPEZ President and Chief Executive Officer	Lender	158,923.20	140,400.40	N/A	11,900 common shares	N/A

STEPHEN NORRIS Treasurer	Lender	49,067.70	37,746.55	N/A	3,725 common shares	N/A

YVES OUELLET Vice-President, Administration	Lender	80,678.10	68,317.70	N/A	6,450 common shares	N/A

MAHENDRA A. PATEL Vice-President, Engineering, Purchasing and Services	Lender	84,613.50	78,814.50	N/A	6,750 common shares	N/A

YVON PELLETIER Executive Vice-President, President Pulp Group	Lender	38,400.00	21,504.00	N/A	1,500 common shares	14,208.00

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Annual Information Form

Name and Principal Position	Involvement of Tembec Inc. or Subsidiary	Largest Amount Outstanding During 2007 Fiscal Year ($)	Amount Outstanding as at November 19, 2007 ($)	Financially Assisted Securities Purchases During 2007 Fiscal Year (#)	Security for Indebtedness	Amount Forgiven During 2007 Fiscal Year (*) ($)

JACQUES ROCHON Vice-President, Information Technology	Lender	43,173.00	28,996.50	N/A	2,250 common shares	N/A

DENNIS ROUNSVILLE Executive Vice-President, President Forest Products Group	Lender	9,179.10	8,159.20	N/A	700 common shares	N/A

JEAN-LOUIS TÉTRAULT Former Vice-President, Insurance and Risk Management (2)	Lender	77,538.00	63,084.00	N/A	5,500 common shares	N/A

RICHARD TREMBLAY Corporate Controller	Lender	56,806.95	42,836.65	N/A	3,675 common shares	N/A

MEL ZANGWILL Senior Vice-President, President Paperboard Group	Lender	98,700.00	63,180.00	N/A	6,000 common shares	N/A

OTHER PROGRAMS

ÉRIC BERGERON Vice-President, Human Resources	Lender	12,416.00	0	N/A	N/A	N/A

RANDY FOURNIER Senior Vice-President, Chemical Group	Lender	4,332.00	0	N/A	N/A	N/A

YVES OUELLET Vice-President, Administration	Lender	749.00	0	N/A	N/A	N/A

YVON PELLETIER Executive Vice-President, President Pulp Group	Lender	68,922.00	68,922.00	N/A	N/A	N/A

(1)

Mr. Thomas McAndrew Gale resigned from Tembec effective June 1, 2007.

(2)

Mr. Jean-Louis Tetrault retired from Tembec effective September 30, 2007.

(*)

Amounts forgiven under the LTIP loan assistance program relate to the Former LTIP.

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Annual Information Form

The loans granted by Tembec Inc. to the persons named above to purchase shares of Tembec Inc. were made for a term of ten years bearing an interest rate determined by the Human Resources Committee, one of two predecessor committees to the Corporate Governance and Human Resources Committee. The loans granted by Tembec Inc., or under other programs relate to home purchases and are not interest-bearing, except for the home purchase loan made to Yvon Pelletier in the amount of $68,922.00 which bears interest at an annual rate of 5.3%. All loans were made prior to July 2002. Directors and Executive Officers are no longer entitled to be granted loans in connection with a purchase of securities.

9.1

INFORMATION CONCERNING NON-DIRECTOR OFFICERS

Province/State and
Non-Director Executive		Country of Residence
Officers	Office with the Corporation

Dan Alexander (1)	Executive Vice President, President, Paper Group	Louisianna, USA

Eric Bergeron	Vice President, Human Resources	Quebec, Canada

Paolo Dottori	Vice President, Environment, Energy and Technology	Ontario, Canada

Michel J. Dumas	Executive Vice President, Finance and Chief Financial Officer	Ontario, Canada

Randy Fournier (2)	Senior Vice President, President, Chemical Group	Ontario, Canada

Antonio Fratianni	Vice President, General Counsel and Secretary	Quebec, Canada

Stephen J. Norris	Treasurer	Quebec, Canada

Mahendra Patel	Vice President, Engineering, Purchasing and Services	Ontario, Canada

Yvon Pelletier	Executive Vice President, President, Pulp Group	Ontario, Canada

Jacques Rochon	Vice President, Information Technology	Quebec, Canada

Dennis Rounsville	Executive Vice President, President, Forest Products Group	B.C., Canada

Jean-Louis Tétrault (3)	Vice President, Insurance and Risk Management	Quebec, Canada

Richard Tremblay	Corporate Controller	Quebec, Canada

John Valley	Executive Vice President, Business Development and Corporate Affairs	Ontario, Canada

During the past five years, each of the non-Director Executive Officers of the Corporation have been engaged in their present principal occupations or in other executive capacities of the Corporation or with related or affiliated companies indicated opposite their name, except for Dan Alexander, who, from October 2002 to October 2004, was President and CEO of Missota Paper Corporation LLC and from October 2004 to March 2006, was President of Alexander & Associates; Antonio Fratianni who, from May 1999 to December 2004, was Senior Counsel with Royal Bank of Canada and John Valley who from May 2001 to October 2005 acted as Managing Partner and Principal of the Biscayne Group and most recently also served as Chief Negotiator for the Province of Ontario in the softwood lumber dispute.

_______________________________
(1)Effective November 1, 2007, Mr. Dan Alexander ceased in his role as EVP, President, Paper Group, and resumed his role as Senior VP, Coated Papers.

(2) Effective June 1, 2007, Mr. Randy Fournier was appointed Senior Vice President, President, Chemical Group in replacement of Mr. Thomas Andrew Gale who resigned as Executive Vice President, President, Chemical Group effective the same date.

(3)Effective September 30, 2007, Mr. Jean-Louis Tétrault retired as Vice President, Insurance and Risk Management.

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Annual Information Form

9.2

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

To the knowledge of the Corporation and based on the information furnished by the Directors and Executive Officers, except as disclosed below, no Director or Executive Officer:

(a) is, as at the date of the AIF or has been, within the 10 years before the date of the AIF, a director or executive officer of any company, that while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b) has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets;

(c) has, since January 1, 2001, been subject to:

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. John Valley was a director of Betacom Corporation Inc. from October 2002 until November 2003. On November 14, 2003, the Court appointed an Interim Receiver for Betacom Corporation Inc. to hold its assets. In December 2003, Betacom Corporation Inc. made a formal assignment into bankruptcy to wind-up its affairs.

Mr. Michel Dumas was a director of Gestion Papiers Gaspésia Inc. and its subsidiary, Papiers Gaspésia Inc. from March 2004 until October 2004. On January 30, 2004, Papiers Gaspésia Inc. and Papiers Gaspésia Limited Partnership filed for protection under the Companies’ Creditors Arrangement Act. On July 4, 2005, the plan of arrangement submitted by Papiers Gaspésia Inc. and Papiers Gaspésia Limited Partnership to their creditors was homologated by the Court and is being implemented since then.

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ITEM 10 -

AUDITORS

The following table shows fees paid to KPMG LLP in Canadian dollars in the past two fiscal years for various services provided to Tembec:

	Year Ended September 30, 2006	Year Ended September 29, 2007
KPMG
Audit Fees	2,015,000	2,000,000
Audit-Related	407,000	317,000
Fees
Tax Fees	264,000	233,000
Other Fees	17,000	-
Total	2,703,000	2,550,000

Audit Fees

These fees include professional services rendered by the external auditors for statutory audits of the annual financial statements and for other audits.

Audit-Related Fees

These fees include professional services that reasonably relate to the performance of the audit or review of Tembec’s financial statements, including audit of the pension plans.

Tax Fees

These fees include professional services for tax compliance, tax advice and tax planning.

Other Fees

The fees include the total fees paid to the auditors for all services other than those presented in the categories of audit fees, audit related fees and tax fees, including the consultation services for the due diligence audit of business acquisitions, consultation to expatriates fees and certain other filings.

Policies and Procedures for the Engagement of Audit and Non-Audit Services

The Corporation’s Audit Committee has adopted the Pre-approval Policy and Procedures for Services Provided by External Auditors which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by external auditors are pre-approved. Under the terms of the policy, the Audit Committee has delegated to the chairman of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee which involve the payment of unbudgeted fees not in excess of $50,000. Any service approved by the chairman is reported to the Audit Committee at its next meeting.

ITEM 11 -

LEGAL PROCEEDINGS

11.1

COUNTERVAILING AND ANTIDUMPING DUTIES

On April 2, 2001, petitions for the imposition of punitive antidumping and countervailing duties on softwood lumber from Canada were filed with the U.S. Department of Commerce (the “U.S. DOC”) and the U.S. International Trade Commission (the “U.S. ITC”), by certain U.S. industry and trade groups (the “Petitioners”). On May 22, 2002, U.S. DOC published antidumping and countervailing duty orders in which the rates applicable to Tembec were set at 10.21% and 18.79% respectively. Tembec deposited estimates of duties payable until October 12, 2006, based on these orders.  The results of an administrative review process for the first year of shipments under the orders were published on December 20, 2004.  The antidumping results were subsequently amended on January 24, 2005 and the countervailing duty results were amended on February 24, 2005.  Those results changed the estimated deposit rates to 16.37% countervailing duties (“CVD”) and 9.10% antidumping duties (“AD”). The results of an administrative review process for the second year of shipments under the orders were published on December 12, 2005.  Those results changed the estimated deposit rates to 8.70% CVD and 4.02% AD.

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Annual Information Form

The CVD and AD orders were imposed in part on the basis of a U.S. ITC threat of injury finding which was reversed as a result of proceedings before a NAFTA panel.  The United States launched an extraordinary challenge to the decision rendered by the NAFTA panel.  The Extraordinary Challenge Committee (“ECC”) upheld the NAFTA Panel’s decision on August 10, 2005.  The ECC decision normally would bring an end to these duties but the U.S. government refused to refund and continued to collect deposits of estimated duties in defiance of these NAFTA decisions.  Tembec and other Canadian parties sued the U.S. Government in the U.S. Court of International Trade (“U.S. CIT”) seeking a court order mandating the revocation of the CVD and anti-dumping orders and full refund of all deposits of estimated duties. On July 21, 2006, the U.S. CIT ruled in Canada’s favor, upholding the decision of the ECC, confirming that the orders had to be revoked, the collection of deposits had to cease, and that all deposits collected after November 4, 2004 had to be returned with interest.  The U.S. CIT reserved judgment, however, as to the return of deposits collected between May 2002 and November 2004.  On this question the U.S. CIT invited further briefing from the parties, but eventually ruled, on October 13, 2006, that NAFTA panels have the same effective authority as U.S. courts and that all deposits, reaching back to the beginning of their collection, must be returned with interest.

The CVD order was based on alleged subsidies in Canada.  On March 17, 2006, a NAFTA panel ruled definitively that there were no subsidies, but on the last possible day, April 27 2006, the United States challenged the panel decision and the Government of Canada supported a “suspension” of the challenge, which prevented the panel decision from taking effect.  The CVD order, based on the March 17 decision, should have been revoked on April  28.

Meanwhile, on July 1, 2006, Canada and the United States of America  secured an agreement, based on Basic Terms initialed on April 27, to settle the softwood lumber dispute (the “Agreement”). Pursuant to this Agreement, Canadian softwood lumber exporters will, depending upon the province in which the lumber originated, either: (i) pay an export tax that varies inversely with the market price of lumber (“Export Tax”) or (ii) pay a reduced Export Tax and be subject to a volume restraint which also shall be a function of the market price of lumber. Also, pursuant to this Agreement, the USA agreed to return approximately 82% of the duties paid by the Canadian softwood lumber companies to the U.S. Customs since May 2002. The remainder was turned over to the Coalition for Fair Lumber Imports Executive Committee in the United States, the organization that brought the litigation, and organizations chosen by the U.S. Government, in consultation with Canada, for public works in the United States.  Tembec supported the Agreement. On September 12, 2006, Canada and the USA signed the Agreement which then entered into force, with amendments, on October 12, 2006. The United States revoked the orders on October 12, terminating the collection of duty deposits.  Virtually all other pending litigation arising from the Orders and involving Tembec as a party was terminated in subsequent months.

On October 30, 2006, Tembec received payment of U.S. $242 million pertaining to softwood lumber duty deposits made by Tembec to U.S. Customs since May 2002. The funds were advanced by the EDC as part of a financing transaction made possible by the Agreement. The purchase by EDC of rights of the duties to be refunded eliminated the waiting period then anticipated for U.S. Customs to process the refunds.

11.2

GENERAL

The Corporation is involved in various legal proceedings relating to contracts, commercial disputes, taxes, environmental issues, employment and workers’ compensation claims and other matters.  The Corporation periodically reviews the status of these proceedings with both inside and outside counsel.  The Corporation believes that the ultimate disposition of these matters will not have a material adverse effect on its financial position.

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Annual Information Form

ITEM 12 -

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

On February 27, 2006, Jolina Capital Inc., an entity who together with Placements Jolina Inc. exercises control over more than 10% of the outstanding common shares of Tembec Inc. and both of whom are controlled by Mr. Emanuele (Lino) Saputo, purchased from Tembec its OSB business located in Saint-Georges-de-Champlain, Quebec for a total consideration of $98 million.

ITEM 13 -

MATERIAL CONTRACTS

The Corporation entered into three Indentures dated respectively April 6, 1999, January 19, 2001 and March 13, 2002 with HSBC Bank USA which govern Senior Notes issued by it in an aggregate amount of U.S. $1.2 billion.  The Senior Notes are guaranteed by the Tembec Inc., are unsecured but require compliance with certain covenants that could in certain circumstances restrict the ability of Tembec or its subsidiaries to incur additional indebtedness, to encumber or dispose of their assets, or to make certain payments or distributions.

The Corporation entered into a credit agreement dated March 24, 2005 with CIT providing for a $150 million revolving operating line of credit, which was eventually syndicated.  In January 2007, Tembec announced that the Corporation had amended and restated its working capital loan facility with CIT. The restated and amended loan facility is a three-year committed revolving working capital facility of $250 million, available to both the Corporation and its wholly-owned subsidiary, Tembec Enterprises Inc. (formerly Spruce Falls Inc.).  The facility matures on December 15, 2009 subject to annual extensions. The amended and restated facility effectively replaced a $150 million revolving working capital facility with CIT and a $136 million non-revolving working capital facility with Toronto-Dominion Bank and a syndicate of banks that would have matured in June 2008.  In May 2007, the Corporation amended the restated and amended loan facility with CIT to make it a syndicated loan facility.

Tembec completed the sale of OSB business located in Saint-Georges-de-Champlain, Quebec to Jolina Capital Inc., on February 27, 2006, for a total consideration of $98 million, with $88 million payable at closing, and the balance being payable in the form of a $10 million interest-bearing note, repayable in equal annual installments over a five-year period. As a result of this transaction, the Corporation recorded a gain of $64 million in the quarter ending March 25, 2006 with an after tax effect of $47 million or $0.55 per share.

ITEM 14 -

INTERESTS OF EXPERTS

KPMG LLP are the external auditors of the Corporation who prepared the Auditors' Report to the shareholders dated November 8, 2007, with respect to the 2007 Financial Statements consisting of consolidated balance sheets and consolidated statement of operations, comprehensive income, retained earnings (deficit) and cash flows.  KPMG LLP is independent with respect to Tembec within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec.

ITEM 15 -

ADDITIONAL INFORMATION

 Additional information relating to Tembec, including the documents incorporated by reference in this AIF, may be found on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation's 2007 Financial Statements and 2007 MD&A.

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Annual Information Form

DEFINITIONS

Biomass – Bark and residual wood waste used as fuel to operate cogeneration facilities or boilers.

Board feet – The plural of board foot; a board foot is calculated by multiplying 1” x 12” x 12” = 1 foot board measure gross count.  Lumber is then finished (planed/sanded) to a smaller size and sold based on the original gross count.  The difference between gross size and net size is approximately 72%.

Capacity – the number of units which can be produced in a year based on operating with the normal number of shifts and maintenance interruptions.

Coated paper – paper which is coated with clay and treated to impart a smooth glossy surface.

Cogeneration – Generation of power in an industrial power plant to produce both steam and electricity for in-plant use, as well as electricity for sale to outside utility companies.

EBITDA – Operating earnings (losses) before unusual items,  interest, income taxes, depreciation and amortization and other non-operating income and expenses.

Effluent – outflowing waste discharge from a pulp and paper mill.

Hectare – 2.471 acres

ISO 14001 – is an independent third party certification that confirms that Tembec’s internal Environmental Management system meets internationally accepted standards for protecting environmental values, and that the system is properly maintained and applied by Tembec.

Measurements

Tonne – metric ton – 1,000 kilograms or 2,204 pounds (1.1023 tons).

MBF – One thousand board feet measure (see board feet).

Msf (MMsf) – Measurement for panel products equal to a thousand (million) square feet, 1/16-inch thick.

NAFTA – The North American Free Trade Agreement.

Newsprint – A printing paper whose major use is in newspapers.  It is made largely from groundwood or mechanical pulp.

OSB – Oriented strand board.  An engineered structural wood panel produced by chemically bonding wood strands in a uniform direction under heat and pressure.

Pulp – the generic term describing the fibres derived from wood.  Pulp can result from a variety of pulping processes including cooking, refining, grinding or the processing and cleaning (de-inking) of waste paper.  Pulp can be either in a wet or dry state. Types of pulp include

Kraft pulp – chemical pulp produced by an alkaline cooking process using sodium sulphate.

High yield  pulp – pulp produced by a combined chemical, thermal  and refining process.

Specialty cellulose pulp – chemical pulp produced by an acid cooking process which can be either ammonia, sodium or calcium based.

Sludge – Solid waste material produced in mill effluent treatment systems disposed of by burning or landfilling.

Wood chips - Small pieces of wood used to make pulp.  The wood chips are produced either from wood waste in a sawmill or a log merchandiser or from pulp wood cut specifically for this purpose.  Wood chips are generally uniform in size and are larger and coarser than sawdust.

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Annual Information Form

SCHEDULE “A”

TEMBEC INC./TEMBEC INDUSTRIES INC.

MANDATE OF THE BOARD OF DIRECTORS

I.

Overall Purpose / Objectives

The Board of Directors (the “Board”) of Tembec Inc. and Tembec Industries Inc. (collectively, the “Company”) is responsible for the overall stewardship of the Company and has full power and authority to manage and control the affairs and business of the Company. It establishes the overall policies and standards for the Company.  While delegating certain of its authority and responsibilities to committees and to the management of the Company, it retains full effective control over the Company and monitors senior management.

II.

Composition

The Board should be constituted of a majority of Independent Directors, as defined under applicable securities legislation.  The Company expects and requires directors to be and remain free of conflictual interests or relationships and to refrain from acting in ways which are actually or potentially harmful, conflictual or detrimental to the Company’s best interests.

The Board is responsible for evaluating its size and determining the appropriate number of directors for the Board.

The membership of the Board shall consist of at least three directors that are or have been directly or indirectly involved in the development, operation or management of a company in the manufacturing industry. The membership of the Board will also include (i) at least one Audit Committee financial expert, as required in applicable U.S. securities laws, and (ii) a sufficient number of individuals who are Financially Literate and Independent, as defined in applicable securities legislation, to ensure that the members of the Audit Committee fulfill the requirements described at section IV(9) hereof.

Normal retirement age for directors is 70 years.

III.

Meetings

The Board will meet at least five times per year.  It will ensure that it excludes management from its meetings, from time to time, as appropriate.  The Board will implement structures and procedures to ensure that it functions independently of management.  Minutes of all meetings of the Board shall be maintained.

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Annual Information Form

IV.

responsibilities and duties

The Principal Functions of the Board are as Follows:

Selection of Directors

(1)

The Board is responsible for approving new nominees to the Board and for assessing directors based upon the recommendations of the Corporate Governance and Human Resources Committee.

(2)

The Board will annually consider the skills and competencies of the members of the Board from the perspective of determining what additional skills and competencies would be helpful to the Board. The Board will convey its findings to the Corporate Governance and Human Resources Committee to be used to identify specific candidates.

(3)

The Board will ensure that there is an appropriate orientation and education program for new members of the Board and continuing education program for all Board members. It shall ensure that prospective candidates for Board membership have received the appropriate information to permit them to fully understand the role of the Board and its committees, the contributions expected from individual directors, as well as a general understanding of the nature and operations of the Company’s business.

(4)

The Board will annually review the assessment of the Board's performance and recommendations provided by the Corporate Governance and Human Resources Committee and evaluate its own effectiveness, the whole in accordance with the Company’s corporate governance policy. The Board will take appropriate action based upon the results of the review process.

Remuneration of the Directors

(5)

The Board of Directors will consider and approve the adequacy and form of the compensation of directors, upon recommendation of the Corporate Governance and Human Resources Committee, and ensure the compensation realistically reflects the responsibilities and time involved in being an effective director.

Committees

(6)

The Board shall appoint committees to assist it in performing its duties and processing the quantity of information it receives.

(7)

The Board shall name members of committees after considering the recommendations of the Corporate Governance and Human Resources Committee as well as the skills, preferences and availability of individual Board members, all in accordance with the charters of such committees approved by the Board.

(8)

The Corporate Governance and Human Resources Committee will be composed only of Independent Directors.

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Annual Information Form

(9)

The Audit Committee will be composed only of independent directors, as defined in applicable securities legislation. All members of the Audit Committee will be Financially Literate, as defined in applicable securities legislation and at least one member shall be an audit committee financial expert, as defined in applicable U.S. securities laws.

(10)

The Environment, Health and Safety Committee shall consist of not fewer than three directors, all of whom will be environmentally knowledgeable and at least one will have an engineering or scientific background.

(11)

The Board will receive reports from each committee as to the work undertaken by the committee and, in each case, the committee’s recommendations, if any, for change with respect to its responsibilities.  The Board will evaluate and approve, if appropriate, such recommendations.  The Board will also receive minutes of all Committee meetings.

(12)

The Board will annually evaluate the performance and review the work of its committees, including their respective charters and the sufficiency of such charters.

(13)

The Board will annually appoint a member of each of its committees to act as chairman of the committee.

Senior Management

(14)

The Board will oversee management through an ongoing review process.

(15)

The Board will appoint and determine the remuneration of the Chief Executive Officer (the “CEO”) and other Senior Executives of the Company, upon recommendation of the Corporate Governance and Human Resources Committee.  For the purposes hereof, Senior Executives means the senior executives of the Company; namely, the CEO, the Chief Financial Officer the Executive Vice Presidents and those vice-presidents designated by the Board from time to time.

(16)

The Board will, together with the CEO, and with the assistance of the Corporate Governance and Human Resources Committee, develop a position description for the CEO, for the chair of the Board and for the chair of each committee of the Board. The Board will review and approve the objectives developed for the CEO by the Corporate Governance and Human Resources Committee and review the assessment of the CEO’s performance in relation to such objectives made by the Corporate Governance and Human Resources Committee.

(17)

The Board will, to the extent feasible, satisfy itself as to the integrity of the CEO and other Senior Executives and that the CEO and other Senior Executives create a culture of integrity throughout the Company.

(18)

The Board will annually receive and consider a report from its Corporate Governance and Human Resources Committee on succession planning, including appointing, training and monitoring of senior management and the CEO.

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General Responsibilities of the Board of Directors

(19)

The Board will oversee the management of the Company.  In doing so, the Board will establish an effective working relationship with the CEO and other Senior Executives.

(20)

The Board will oversee the formulation of long-term strategic, financial and organizational goals for the Company on a regular basis, taking into account, among other things, the opportunities and risks of the business.

(21)

As part of the responsibility of the Board to oversee management of the Company, the Board will engage in active monitoring of the Company and its affairs in its stewardship capacity.

(22)

The Board will, through its Audit Committee, review the integrity of the Company’s internal control and management information systems.

(23)

The Board will engage in a review of short and long-term performance of the Company in accordance with approved plans.

(24)

The Senior Executives, headed by the CEO, shall be responsible for general day to day management of the Company and for making recommendations to the Board with respect to long term strategic, financial, organization and related objectives.

(25)

The Board will annually review the significant risks and opportunities affecting the Company and its businesses and the systems and controls in place to manage and monitor risks and opportunities.  The Board may impose such limits as may be in the interests of the Company and its shareholders.

(26)

The Board will oversee an annual strategic planning process within the Company and will approve the Company’s strategic plan. This plan will take into account the opportunity and risks of the Company’s business. The Board will also, from time to time, approve annual business plans and multi-year business plans for the Company and its businesses.

(27)

The Board will approve capital expenditures or other financial commitments in excess of $2,500,000.

(28)

The Board will adopt prudent financial standards with respect to the businesses of the Company and prudent levels of debt in relation to the Company's consolidated capitalization.

(29)

The Board will monitor compliance with the ethics policies or codes of the Company and will be responsible for granting any waivers from compliance with such policies or codes for directors and officers.

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(30)

The Board will also consider and approve:

(i)

transactions out of the ordinary course of business;

(ii)

special employment contracts, upon recommendation of the Corporate Governance and Human Resources Committee;

(iii)

all matters that would be expected to have a major impact on shareholders;

(iv)

the appointment of any person to any position that would qualify such person as an officer of the Company;

(v)

any amendments to the Company’s pension plans relating to governance structure and design of benefits where Board approval for such amendments is required by the terms of said pension plans.

(31)

The Board will also receive reports and consider:

(i)

The quality of relationships between the Company and its key stakeholders;

(ii)

Changes in the shareholder base of the Company from time to time and relationships between the Company and its significant shareholders;

(iii)

Periodic reports from Board committees with respect to matters considered by such committees;

(iv)

Environment, health and safety matters as they affect the Company and its business.

(32)

The Board will oversee how the Company communicates its goals and objectives to its shareholders and other relevant constituencies, including the approval of policies relating to: (i) how the Company interacts with analysts, investors, other key stakeholders and the public; and (ii) continuous disclosure obligations and selective disclosure.  Such policies shall be reviewed annually or when necessary.

(33)

The Board will review and approve the Company's management proxy circular and annual information form following review by its Corporate Governance and Human Resources Committee and its Audit Committee.

(34)

The Board will review and approve annual audited financial statements, quarterly financial statements and related management discussion and analysis disclosure following review by the Audit Committee.

(35)

The Board will consider and review the means by which stakeholders can communicate with the Company and the Board including the opportunity to do so at the annual meeting, communications interfaces through the Company's website and the adequacy of resources available within the Company to respond to shareholders through the office of the Secretary and otherwise.

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(36)

The Board shall, through its Audit Committee, ensure that the Company adopt suitable policies regulating disclosure to and communication with shareholders, the investment community, members of the media, governments and organizations, employees and the greater public.

(37)

The Board has the responsibility for monitoring compliance by the Company with the corporate governance requirements of applicable securities regulators and stock exchanges.  The Board will approve the disclosure of (i) the Company’s system of governance and (ii) the operation of its system of governance prepared by the Corporate Governance and Human Resources Committee.

(38)

The Board will consider and approve such other matters as the Board may, from time to time, determine.

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Annual Information Form

SCHEDULE “B”

TEMBEC INC./TEMBEC INDUSTRIES INC.

AUDIT COMMITTEE CHARTER

I.

OVERALL PURPOSE / OBJECTIVES

The Audit Committee (the “Committee”) will assist the Boards of Directors (the “Board”) of Tembec Inc. and Tembec Industries Inc. (collectively, the “Company”) in fulfilling its oversight responsibilities.  The Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, the auditor attestation process regarding internal controls and the Company’s process for monitoring compliance with laws and regulations and its own corporate policies.  In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the internal and external auditors.  The Company shall ensure that appropriate funding is provided to the Committee to compensate the auditors and any other advisors engaged by the Committee, as well as for ordinary administrative expenses.

Subject to any power (i) conferred to the Committee under the Company’s by-laws or any applicable laws, rules or regulations (including those of any stock exchange), or (ii) otherwise assigned to the Committee by resolution of the Board of Directors, the Committee shall have no decision-making authority other than as specifically contemplated in this Charter.

II.

COMPOSITION

The Committee shall consist of not fewer than three directors, each of whom shall be “independent”, as defined in applicable securities legislation.  All members of the Committee shall be “financially literate”, as defined in applicable securities legislation, and at least one member of the Committee shall satisfy the definition of “financial expert”, as set forth in the applicable U.S. securities legislation.  Members of the Committee shall be appointed by the Board and shall serve at the pleasure of the Board.  Unless a chairman is appointed by the Board, the members of the Committee will select its chairman (the “Chairman”).

III.

MEETINGS

The Committee shall meet at least four times annually.  The Committee shall meet at least quarterly with the external auditors and at least annually with the internal auditors to discuss any matters that the Committee believes should be discussed, including privately held conversations.  Meetings of the Committee may be called by its Chairman or the chairman of the Board, the external auditors or the internal auditors.  Minutes of all meetings of the Committee shall be maintained and submitted as soon as practicable to the Board.  In addition, the Committee will report to the Board on the Committee’s activities at the Board meeting following each Committee meeting.

A majority of Committee members shall constitute a quorum.

The members of the Committee shall have the right, for the purposes of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Company and its subsidiaries.  The Committee shall also have the authority to hire independent counsel and other advisors at the Company’s expense, if necessary to carry out its duties and the authority to set and pay the compensation for any independent counsel or advisor employed by the Committee. The Committee shall also have the authority to communicate directly with internal and external auditors.

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IV.

RESPONSIBILITIES AND DUTIES

The Audit Committee shall:

Documents/Reports Review

(1)

Review and reassess the adequacy of this Charter annually, report to the Board thereon and ensure that it is reproduced in the annual information form on an annual basis and posted in an up-to-date format on the Company’s website.

(2)

Review and discuss with management and the external auditor and, if appropriate, recommend for approval by the Board prior to any disclosure:

(i)

interim unaudited financial statements;

(ii)

audited annual financial statements, in conjunction with the report of the external auditors; and

(iii)

all public disclosure documents containing audited or unaudited financial information, including management’s discussion and analysis of financial condition and results of operations, any prospectus and annual and interim earnings press releases.

This review shall include, where appropriate, an examination of:

(i)

the existence and substance of significant accruals, estimates, or accounting judgments, and the level of conservatism;

(ii)

transactions with related parties and adequacy of disclosures; and

(iii)

qualifications, if any, contained in letters of representation and the contents of review or audit reports from the Company’s external auditors, with respect to the Company’s financial statements.

(3)

Review any report which accompanies published financial statements (to the extent such a report discusses financial condition or operating results) for consistency of disclosure with the financial statements themselves.

(4)

Obtain an explanation from management of all significant variances between comparative reporting periods and an explanation from management for items which vary from expected or budgeted amounts as well as from previous reporting periods.

(5)

Review uncertainties, commitments, and contingent liabilities material to financial reporting.

External Audit

(6)

Recommend to the Board the firm to be proposed to the Company’s shareholders for appointment or reappointment as external auditors and recommend the fees to be paid to the external auditors.  The external auditors are accountable to the Board and the Committee, as representatives of the Company’s shareholders, and the external auditors shall confirm same in their annual engagement letter.  The external auditors must report directly to the Committee.

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(7)

Pre-approve all services to be provided by the external auditors to the Company or any of its subsidiaries or adopt specific policies and procedures for the engagement of such services, provided that such pre-approval policies and procedures are detailed as to the particular service, the Committee is informed of each service and the procedures do not include delegation of the Committee responsibilities to management.  The Committee may delegate to one or more members of the Committee the authority to pre-approve services provided by external auditors, provided that such member or members must present any such services so approved to the full Committee at its first scheduled meeting following such pre-approval.

(8)

On an annual basis, review and discuss a written report by the external auditors detailing all factors that might have an impact on the auditors’ independence, including all services provided and fees charged by the external auditors.

(9)

Oversee the work, review the performance of the external auditors and approve any proposed change of the external auditors.  In such a case, approve the information required to be disclosed by regulations.

(10)

Approve the scope and plan of the annual audit, of the attest services and require the external auditors to review the quarterly financial statements and related documents.

(11)

Review the audit findings and recommendations and management’s response thereto.

(12)

Review the attestation report by the external auditors of management’s assessment of the effectiveness of internal controls.

(13)

Review any analysis prepared by management and/or the external auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including any analysis of the effects of alternative generally accepted accounting principles methods on the financial statements.

(14)

Review annually with the external auditors the acceptability and the quality of the implementation of generally accepted accounting principles focused on the accounting estimates and judgments made by management and their selection of accounting principles.

(15)

Review any disagreement between management and the external auditors regarding financial reporting and, to the extent possible, resolve any such disagreements.

(16)

At least annually consult with the external auditors out of the presence of management about the adequacy of internal controls (including the steps to be adopted in light of any material control deficiencies), the fullness and accuracy of the financial statements and any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(17)

Consider and, if appropriate, require the rotation of the lead audit partner, concurring partner and other audit partners.

(18)

Review and approve the Company’s hiring policies for partners, employees and former partners and employees of its present external auditors and of its former external auditors.

Internal Audit and Internal Control

(19)

Review any decisions related to the need for internal auditing, including whether this function should be outsourced and in that case, approve the supplier which shall not be the external auditors.

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Annual Information Form

(20)

Review and approve the appointment or removal of the director of internal audit who shall report to a senior officer other than the Corporate Controller.

(21)

Approve the mandate of the internal audit function, and review annually the internal audit plan and the corresponding budgets.

(22)

Ensure that management has established and maintained adequate internal controls and procedures for financial reporting and accounting, with particular emphasis on controls over computerized systems, and review annually a management assessment of the effectiveness of internal controls.   In the event of a material deficiency in internal controls, the Committee shall work with the external auditors and internal auditors to resolve such deficiency.

(23)

Review significant internal audit findings, recommendations and management’s response.

(24)

Ensure the coordination of the work between internal and external auditors.

(25)

Ensure the internal auditor has ongoing access to the Chairman as well as all officers of the Company, particularly the chairman of the Board and the President.

(26)

At least annually, undertake private discussions with staff of the internal audit function to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the external auditor, and any unresolved material differences of opinion or disputes.

Risk Management

(27)

Review periodically and inquire of management, the internal auditors and the external auditors concerning the financial and business risks or exposures of the Company and assess the steps management has taken to control such risks.  Business risks include, but are not limited to, risks in the nature of treasury-related risks (including foreign exchange risks), information systems-related risks, disclosure quality and standards relating to financial reporting.

Financial Reporting Processes

(28)

In consultation with the external auditors and the internal auditors, review the integrity and adequacy of the financial reporting processes, both internal and external, including procedures for review of the Company’s public disclosure of financial information extracted or derived from its financial statements.

(29)

Consider and approve, if appropriate, changes to the accounting principles and practices as recommended by the external auditors, management or the internal auditors.

Disclosure Policy Oversight

(30)

Review, report and, where appropriate, provide recommendations to the Board on the Company’s disclosure policy and other related policies and procedures, and recommend changes as deemed appropriate.  The Committee, in performing this task, will review any reports on or proposed amendments to the disclosure policy submitted to it by the Disclosure Committee.

(31)

Assist the Disclosure Committee and the Board in interpreting and applying the Company’s disclosure policy and other related policies and procedures.

(32)

Oversee directors, officers and employees’ compliance with the Company’s disclosure policy and set out, or cause to be set out, measures for receiving feedback from security holders on such policy and its effectiveness.

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Annual Information Form

Legal compliance and other responsibilities

(33)

Ensure that management has the proper review system in place to ensure that financial statements, reports and other financial information disseminated to governmental organizations and the public satisfies legal and regulatory requirements.

(34)

Review incidents of fraud, illegal acts, conflicts of interest and related-party transactions.

(35)

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(36)

Review claims or potential claims and any other legal matters as reported to the Committee that could have an impact on the financial statements.

(37)

Review the expenses of, including the use of Company assets by officers.

(38)

Review material matters relating to audits of subsidiaries.

(39)

Perform any other activities consistent with this Charter, the Company’s by-laws and governing laws, as the Committee or the Board deems necessary or appropriate.

Remuneration of Committee Members

(40)

No member of the Committee may earn fees from the Company or any of its subsidiaries other than fees for acting as a member of the Board or any Board committee (which fees may include cash or other in-kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive).  For greater certainty, no member of the Committee shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company.

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